Exhibit 99.2

Franco Nevada

The GOLD Investment that WORKS

2025 | MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Hoyle Pond, Timmins, Ontario | Image Courtesy of the ROM (Royal Ontario Museum), Toronto, Canada. ©ROM

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 10, 2026 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2025 and 2024 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements which are available on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain aspects of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
4	Strategy
5	Selected Financial Information
6	Highlights
12	Guidance and Outlook
15	Market Overview
16	Metal Sales and Revenue by Asset
18	Review of Quarterly Financial Performance
23	Review of Annual Financial Performance
27	Impairment Reversal
28	General and Administrative and Share-Based Compensation Expenses
28	Other Income and Expenses
30	Summary of Quarterly Information
31	Balance Sheet Review
32	Liquidity and Capital Resources
37	Critical Accounting Policies and Estimates
37	Outstanding Share Data
38	Internal Control Over Financial Reporting and Disclosure Controls and Procedures
39	Gold Equivalent Ounces and Net Gold Equivalent Ounces
40	Non-GAAP Financial Measures
44	Cautionary Statement on Forward-Looking Information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounce	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Ag"	Ounce of silver	"GMR"	Gross margin royalty
		"oz Pt"	Ounce of platinum	"NPI"	Net profits interest
		"oz Pd"	Ounce of palladium	"NRI"	Net royalty interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric	"WI"	Working interest
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com or our Form 40-F filed on EDGAR at www.sec.gov.

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets.

Our Portfolio (at March 10, 2026)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	51	13	55	119
Advanced	33	8	—	41
Exploration	162	85	28	275
TOTAL	246	106	83	435

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

2025 Management’s Discussion and Analysis	3

Strategy

We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 18 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks. Creating successful long-term partnerships with operators is a core objective. The alignment and the natural flexibility of royalty and stream financing has made it an attractive source of capital for the cyclical resource sector. We also work to be a positive force in all our communities, providing a safe and diverse workplace, promoting responsible mining and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, profit-based royalty interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with no additional capital requirements other than the initial commitment and limited cash calls with respect to its working interests. Management is focused on managing and growing its portfolio of royalties and streams for the long-term. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and to provide capital to the industry when it is otherwise scarce.

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial commitment and limited cash calls;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In 2025, 88% of our revenue was earned from mining assets, of which 85% was earned from precious metals.

A strength of our business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In 2025, these interests accounted for 91% of our revenue (2024 – 93%). The remainder of our revenue was earned from WI, NPI, NRI and GMR royalties which are based on the margin or profit of the underlying operations.

2025 Management’s Discussion and Analysis	4

Selected Financial Information

(in millions, except Average Gold Price, GEOs sold, Net GEOs sold,	For the three months ended		For the year ended
Adjusted EBITDA Margin, Adjusted Net Income Margin,	December 31,		December 31,
per ounce amounts and per share amounts)	2025	2024	2025	2024	2023

Operational Measures
Sales by commodity
Gold ounces sold	101,140	79,532	366,265	295,193	403,177
Silver ounces sold	1,718,246	1,180,742	5,376,514	4,170,021	5,418,722
PGMs ounces sold	7,952	6,531	28,374	27,784	31,600
Diversified revenue	$55.3	$64.3	$259.9	$251.7	$268.1
Gold equivalent ounces sold(1)	141,656	120,063	519,106	463,334	627,045
Net gold equivalent ounces sold(1)	129,690	107,140	469,819	408,870	534,833

Statement of Comprehensive Income
Revenue	$597.3	$321.0	$1,822.8	$1,113.6	$1,219.0
Costs of sales	49.6	34.4	168.8	129.0	179.3
Depletion and depreciation	87.3	60.0	306.7	225.3	273.1
Impairment (reversals) losses	—	—	(4.8)	—	1,173.3
Operating income (loss)	453.9	217.4	1,354.2	726.6	(428.0)
Net income (loss)	367.7	175.4	1,112.1	552.1	(466.4)
Basic earnings (loss) per share	$1.91	$0.91	$5.77	$2.87	$(2.43)
Diluted earnings (loss) per share	$1.90	$0.91	$5.76	$2.87	$(2.43)

Dividends declared per share	$0.38	$0.36	$1.52	$1.44	$1.36
Dividends declared (including DRIP)	$73.8	$68.7	$293.8	$277.0	$262.1
Weighted average shares outstanding	192.8	192.5	192.7	192.4	192.0

Non-GAAP Measures
Cash Costs(2)	$49.6	$34.4	$168.8	$129.0	$179.3
Cash Costs(2) per GEO sold	$350	$287	$325	$278	$286
Adjusted EBITDA(2)	$541.2	$277.4	$1,656.1	$951.6	$1,014.7
Adjusted EBITDA(2) per share	$2.81	$1.44	$8.59	$4.95	$5.28
Adjusted EBITDA Margin(2)	90.6%	86.4%	90.9%	85.5%	83.2%
Adjusted Net Income(2)	$356.2	$183.3	$1,075.2	$618.1	$683.1
Adjusted Net Income(2) per share	$1.85	$0.95	$5.58	$3.21	$3.56
Adjusted Net Income Margin(2)	59.6%	57.1%	59.0%	55.5%	56.0%

Statement of Cash Flows
Net cash provided by operating activities	$426.5	$243.0	$1,493.7	$829.5	$991.2
Net cash provided by (used in) investing activities	$64.1	$(31.1)	$(2,033.0)	$(537.3)	$(541.1)
Net cash used in financing activities	$(70.3)	$(62.0)	$(267.4)	$(240.4)	$(230.1)

	As at	As at	As at
	December 31,	December 31,	December 31,
(expressed in millions)	2025	2024	2023
Statement of Financial Position
Cash and cash equivalents	$670.9	$1,451.3	$1,421.9
Investments	1,141.3	325.5	254.5
Royalty, stream and working interests, net	6,043.1	4,098.8	4,027.1
Total assets	8,241.4	6,330.4	5,994.1
Deferred income tax liabilities	440.7	238.0	180.1
Total shareholders’ equity	7,635.3	5,996.6	5,769.1
Available capital(3)	2,840.1	2,879.5	2,746.3

1	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs sold and Net GEOs sold. Net GEOs sold are GEOs sold, net of direct operating costs, including for our stream GEOs, the associated ongoing cost per ounce.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Available capital comprises our cash and cash equivalents, our equity investments (excluding our long-term investment in Labrador Iron Ore Company of Canada (“LIORC”)), the amount available to borrow under our $1.0 billion revolving credit facility (the “Corporate Revolver”) and its $250.0 million accordion, as referenced in the “Credit Facility” section of this MD&A. Comparative periods have been adjusted.

2025 Management’s Discussion and Analysis	5

Highlights

Financial Update –Q4 2025 compared to Q4 2024

●	$597.3 million in revenue (a new record), +86% compared to $321.0 million;
●	141,656 GEOs sold, +18% compared to 120,063 GEOs sold;
●	$426.5 million in net cash provided by operating activities, +76% compared to $243.0 million;
●	$541.2 million, or $2.81 per share, of Adjusted EBITDA (new records), +95% and 95%, respectively, compared to $277.4 million, or $1.44 per share;
●	$367.7 million, or $1.91 per share, in net income (new records), +110% and +110%, respectively, compared to $175.4 million, or $0.91 per share;
●	$356.2 million, or $1.85 per share, in Adjusted Net Income (new records), +94% and +95%, respectively, compared to $183.3 million, or $0.95 per share.

Financial Update –2025 compared to 2024

●	$1,822.8 million in revenue (a new record), +64% compared to $1,113.6 million;
●	519,106 GEOs sold (including 11,208 GEOs from Cobre Panamá), +12% compared to 463,334 GEOs sold;
●	$1,493.7 million in net cash provided by operating activities (a new record), +80% compared $829.5 million;
●	$1,656.1 million, or $8.59 per share, in Adjusted EBITDA (new records), +74% and +74% respectively, compared to $951.6 million, or $4.95 per share, respectively;
●	$1,112.1 million, or $5.77 per share, in net income (new records), +101% and +101%, respectively, compared to $552.1 million and $2.87 per share, respectively;
●	$1,075.2 million, or $5.58 per share, in Adjusted Net Income (new records), +74% and +74%, respectively, compared to $618.1 million and $3.21 per share, respectively;
●	$109.9 million in cash proceeds and $75.2 million in net realized gain from the sale of equity investment in 2025 (2024 – cash proceeds of $23.3 million, net realized loss of $0.9 million);
●	$2.8 billion in available capital as at December 31, 2025 (December 31, 2024 – $2.9 billion), including $670.9 million in cash and cash equivalents (December 31, 2024 – $1,451.3 million), $967.3 million in equity investments excluding our long-term investment in LIORC (December 31, 2024 – $197.5 million), the amount available under our $1.0 billion revolving credit facility (the “Corporate Revolver”) and its accordion of $250.0 million. Subsequent to year-end, we increased the amount available under our Corporate Revolver’s accordion to $500.0 million such that our total available capital as of the date of this MD&A is $3.1 billion.

Corporate Developments

Subsequent to December 31, 2025

Acquisition of Royalty Portfolio from Victoria Gold Corp.– Canada and U.S.

Subsequent to year-end, on February 24, 2026, we agreed to acquire a portfolio of six royalties held by Victoria Gold Corp. for total cash consideration of C$55.0 million (approximately $40.1 million). The portfolio includes a 6.0% NSR (subject to a 5.0% buydown at the operator’s election for C$10.0 million (approximately $7.3 million)) on Banyan Gold Corp.’s AurMac property and a 1.0% NSR on Banyan Gold’s Hyland property both in the Yukon. The portfolio also includes a milestone payment royalty on i-80 Gold Corp.’s (“i-80 Gold”) Cove project in Nevada and three additional royalties on earlier stage properties in Nevada and the Yukon. Closing of the transaction is expected to occur in H1 2026 subject to customary conditions, including obtaining court approval.

Financing Package with Minerals 260 Limited on the Bullabulling Gold Project – Australia

Subsequent to year-end, on February 22, 2026, we agreed to acquire, through a wholly-owned Australian subsidiary, a A$170 million (approximately $120 million) gross royalty (the “Bullabulling Royalty”) from Minerals 260 Limited (“Minerals 260”) to support its development of the Bullabulling gold project located approximately 65 km from Kalgoorlie in Western Australia, in the Eastern Goldfields. Additionally, Franco-Nevada has subscribed for A$50 million ($35.5 million) of Minerals 260’s ordinary shares.

The royalty consists of an incremental 1.45% gross royalty over certain Bullabulling tenements on which Franco-Nevada already held a 1.00% royalty and a new 2.45% gross royalty over Bullabulling tenements where Franco-Nevada did not already hold an existing royalty. Upon production of an aggregate of 4.0 Moz Au from royalty lands, the aggregate royalty burden on the royalty lands will step down from 2.45% to 1.63%. The royalties cover a Bullabulling land package inclusive of all mineral resources, plus an area of interest and includes the Phoenix, Bacchus, Dicksons, Kraken and Gibraltar deposits.

An initial A$75 million ($53.3 million) was funded on February 26, 2026, with a further A$95 million (approximately $67 million) payment to be funded upon obtaining Foreign Investment Review Board (“FIRB”) approval for the acquisition of security interests over the project tenements.

Minerals 260 Shares

Franco-Nevada has purchased 111,111,111 shares of Minerals 260 at an issue price of A$0.45 per share for an aggregate purchase price of A$50 million ($35.5 million). Upon closing of the transaction, Franco-Nevada owned approximately 4.9% of Minerals 260’s issued and outstanding shares.

2025 Management’s Discussion and Analysis	6

Partial Buybacks of Cascabel Stream and NSR – Ecuador

On December 24, 2025, SolGold plc (“SolGold”) and Jiangxi Copper (Hong Kong) Investment Company Limited, for and on behalf of Jiangxi Copper Company Limited (“JCC”) announced they reached an agreement on the terms of a recommended cash offer acquisition to be made by JCHK to acquire the entire issued and to be issued share capital of SolGold. The arrangement became effective March 4, 2026. Subsequent to year-end, in February 2026, subsequent to year-end, Franco-Nevada was notified that SolGold and JCC were exercising their option to buyback 50% of the Cascabel stream and 50% of the Cascabel NSR. As a result, we expect to receive in March 2026 the equivalent of approximately $40.7 million (net of the ongoing payment) as a one-time delivery of gold ounces for the buyback of 50% of the Cascabel stream, and approximately $97.5 million in cash for the buyback of 50% of the Cascabel NSR. As of the date of this MD&A, we have funded $46.7 million for the Cascabel stream. We acquired the Cascabel NSR for $100.0 million in 2020.

Following the buybacks, key terms of the Cascabel Stream and Cascabel NSR include:

Cascabel Stream

●	7.0% of gold produced in concentrate until 262,500 ounces of gold have been delivered;
●	Thereafter, 4.2% of gold produced in concentrate for the remaining life of mine;
●	Gold ounces delivered will be subject to an ongoing payment of 20% of spot price to JCC for each ounce of gold delivered.

Cascabel NSR

●	0.5% NSR on all minerals produced, subject to adjustments based on the production rate, with the option to convert to a gold only NSR for a period of time;
●	Annual minimum royalty payments of $5.0 million starting from 2028, subject to certain conditions.

Acquisition of Royalty with i-80 Gold Corp. – Nevada, U.S.

Subsequent to year-end, on February 12, 2026, we agreed to acquire, through a wholly-owned U.S. subsidiary, a $250.0 million NSR (the “i-80 Gold Royalty”) from i-80 Gold. The royalty consists of a 1.5% NSR on all minerals produced and will increase to 3.0% in perpetuity beginning on January 1, 2031, and will apply to Granite Creek, the Ruby Hill Complex (including Archimedes and Mineral Point), Cove and Lone Tree.

Funding of the upfront payment of $225.0 million will be made upon closing, with a further $25.0 million payment subject to completion of 2026 budgeted spending at Mineral Point. Closing of the transaction is subject to customary conditions and is expected to occur in March 2026.

Acquisition of Stream on the Casa Berardi Gold Mine with Orezone Gold Corporation – Quebec, Canada

Subsequent to year-end, on January 26, 2026, we agreed to acquire, through a wholly-owned Canadian subsidiary, a $100.0 million gold stream (the “Casa Berardi Stream”) from Orezone Gold Corporation (“Orezone”). The stream transaction will support Orezone’s acquisition of Hecla Mining Company’s (“Hecla”) producing Casa Berardi gold mine and other Quebec assets, including the Heva-Hosco gold project.

Key terms of the Casa Berardi Stream include:

●	Fixed Deliveries: 1,625 oz of gold per quarter (6,500 oz of gold per year) for the first five years, followed by,
●	Variable Deliveries: 5.0% of gold produced from the Casa Berardi mine and other Quebec assets (excluding Heva-Hosco) and 2.5% of gold produced from Heva-Hosco.
●	Gold ounces delivered will be subject to an ongoing payment of 20% of spot price to Orezone for each ounce of gold delivered.

Funding of the $100.0 million deposit will be made upon closing. Closing of the transaction is subject to customary conditions, including the successful completion of the asset acquisition by Orezone from Hecla (which is itself subject to conditions), and is expected to occur in March 2026.

The effective date of the Stream is January 1, 2026 and the first full quarter fixed delivery will be due by the later of April 15, 2026 and closing.

2025 Management’s Discussion and Analysis	7

2025

Acquisition of Royalty on Barto Gold Mining’s Yilgarn Star Gold Mine – Australia

On December 24, 2025, we acquired, through a wholly-owned Australian subsidiary, a 1.0% NSR on 75% of all ounces produced and sold on Barto Gold Mining Pty Ltd’s (“Barto Gold”) Yilgarn Star Project for $4.7 million (A$7.0 million), plus a contingent cash payment of $1.0 million (A$1.5 million). The contingent cash consideration is payable if commercial mining is achieved within 18 months of the closing date.

Repayment of Loan Receivable from G Mining Ventures Corp.

In November 2025, after arranging a credit facility with a syndicate of commercial banks, G Mining Ventures Corp. (“G Mining Ventures”) repaid our term loan (the “G Mining Ventures Term Loan”) which had an outstanding balance of $79.9 million at the time of the repayment. The G Mining Ventures Term Loan was entered into in July 2022 as part of our financing package in connection with the Tocantinzinho gold mine.

Repayment of Loan Receivable from EMX Royalty Corporation

In November 2025, EMX Royalty Corporation (“EMX”) and Elemental Altus Royalties Corp. (“Elemental Altus”) completed their merger. As a result of this change of control, our term loan to EMX (the “EMX Term Loan”) became due and payable and we received $25.1 million for the full repayment of the EMX Term Loan.

Acquisition of Royalty on AngloGold Ashanti plc’s Arthur Gold Project – Nevada, U.S.

On July 23, 2025, we acquired, through a wholly-owned U.S. subsidiary, a 1.0% NSR (of an existing 1.5% NSR) on AngloGold Ashanti plc’s (“AngloGold”) Arthur Gold Project (previously the Expanded Silicon Project) from Altius Minerals Corporation (“Altius”) for $250.0 million in cash, plus a contingent cash payment of $25.0 million. The contingent cash consideration was payable dependent upon the final award outcome of an arbitration process between Altius and AngloGold related to the coverage of the royalty. The final award decision confirming the extent of the area of coverage was received by Altius on August 14, 2025. Franco-Nevada paid $25.0 million in relation to the contingent cash consideration on November 19, 2025.

Funding of Cascabel Stream – Ecuador

On July 17, 2025, our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), funded the second of three equal-sized payments in the amount of $23.3 million to SolGold for pre-construction activities of the Cascabel project. FNBC acquired the Cascabel stream from SolGold (prior to its acquisition by JCC) in July 2024 with OR Royalties Ltd.’s subsidiary, Osisko Bermuda Limited (“Osisko”), on a 70%/30% basis.

Acquisition of Additional Royalty on Gold Quarry Mine – Nevada, U.S.

On July 11, 2025, through a wholly-owned U.S. subsidiary, we acquired from a third party an additional NSR on Nevada Gold Mines LLC’s Gold Quarry mine for $10.5 million plus a $1.0 million contingent payment. As a result, Franco-Nevada now holds a combined NSR which provides an annual minimum payment of at least 1,650 gold ounces tied to mineral reserves and stockpiles attributed to the royalty property. Franco-Nevada expects to receive this annual minimum payment through to the end of the mine life with the potential to increase to a higher level if mineral reserves increase beyond current levels. The contingent consideration is payable dependent upon the annual minimum payment.

Acquisition of Royalty on Côté Gold Mine – Ontario, Canada

On June 24, 2025, we acquired an existing royalty on the Côté Gold mine in Ontario from a private third party for total cash consideration of $1,050.0 million. The royalty consists of a 7.5% gross margin royalty on the Côté Gold mine. Royalty deductions include cash operating costs and exclude all capital, exploration, depreciation and other non-cash costs. The Côté Gold mine is operated through an unincorporated joint venture by IAMGOLD Corporation (“IAMGOLD”) and is owned by IAMGOLD (70%) and Sumitomo Metal Mining Co. Ltd. (“Sumitomo”) (30%).

IAMGOLD and Sumitomo hold an option, exercisable at their discretion, to buy down up to 50% of the royalty at Franco-Nevada’s attributable cost in two equal tranches of 25%. The cost to repurchase the tranches are as follows: (i) the initial 25% buydown option for an internal rate of return equal to the Secured Overnight Financing Rate (“SOFR”) plus 1.1%, exercisable within two years of closing, and (ii) the additional 25% buydown option cost for an internal rate of return equal to 10%, following exercise of the initial option, exercisable within three years of closing. Both 25% options are subject to a minimum such that the exercise price shall be the greater of the calculated value or 25% of Franco-Nevada’s royalty purchase price ($262.5 million).

Partial Buyback of Salares Norte NSR – Chile

In May 2025, Gold Fields Limited exercised its option to buy back 1% of Franco-Nevada’s 2% NSR on Salares Norte after having paid $6.0 million in cumulative royalty payments.

2025 Management’s Discussion and Analysis	8

Financing Package with Discovery Silver Corp. on the Porcupine Complex – Ontario, Canada

On April 15, 2025, we completed, through wholly owned Canadian subsidiaries, a comprehensive financing transaction with Discovery Silver Corp. (“Discovery”) to support its acquisition of the Porcupine complex located near Timmins, Ontario, from Newmont Corporation (“Newmont”). The financing package includes: i) a 4.25% NSR, consisting of two tranches, for $300.0 million, on production from the Porcupine complex, ii) a $100.0 million senior secured term loan (the “Discovery Term Loan”), and iii) $48.6 million (C$70.9 million) of equity participation. The financing package, totaling $448.6 million, provided Discovery with proceeds to acquire and fund a planned capital program for the Porcupine complex.

Porcupine Royalty

The royalty on the Porcupine complex consists of two tranches:

(i)	a 2.25% NSR in perpetuity on all minerals produced, and
(ii)	a 2.00% NSR on all minerals produced until the earlier of royalty payments on the tranche equivalent to 72,000 gold ounces or a cash payment equal to a pre-tax annual internal rate of return of 12% in reference to a $100.0 million attributable purchase price.

Discovery Term Loan

The Discovery Term Loan was a $100.0 million, 7-year term loan with an availability period of 2 years from closing at an interest rate of 3-Month Secured Overnight Financing Rate (“3-Month SOFR”) +4.50% per annum and amortization after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provided for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance by Discovery of 3,900,000 common share purchase warrants with an exercise price of C$0.95 per common share and an expiry date of April 15, 2028.

On September 15, 2025, after arranging a credit facility with a syndicate of commercial banks, Discovery terminated the Discovery Term Loan, which remained undrawn as of the date of termination.

Discovery Common Shares

As part of Discovery’s public offering of subscription receipts of approximately $169.5 million (C$247.5 million) which closed on February 3, 2025, we purchased 78,833,333 subscription receipts at a price of C$0.90 per subscription receipt for an aggregate purchase price of $48.6 million (C$70.9 million). Upon closing of the acquisition of the Porcupine complex by Discovery, the subscription receipts were automatically exchanged for common shares of Discovery.

On September 18, 2025, we sold 26,000,000 shares for aggregate net proceeds of $84.4 million (C$116.5 million) and realized a gain of $67.4 million (C$93.1 million). The proceeds were used to repay our Corporate Revolver and for general corporate purposes.

As our equity investments are accounted for at fair value through other comprehensive income, the fair value gain of $67.4 million is presented within shareholders’ equity. This gain was included within accumulated other comprehensive income and was transferred to retained earnings upon disposal. As such, the gain is not included in, and is incremental to, net income.

Acquisition of Precious Metals Stream on Sibanye Stillwater Limited’s Western Limb Mining Operations – South Africa

On February 28, 2025, our wholly-owned subsidiary, FNBC completed the acquisition of a precious metals stream (the “Western Limb Stream”) with reference to specific production from Sibanye Stillwater Limited’s (“Sibanye-Stillwater”) Marikana, Rustenburg and Kroondal mining operations (the “Stream Area”) in South Africa for a purchase price of $500.0 million. The Western Limb Stream is comprised of a gold component for the life of mine (“LOM”) and a platinum component for approximately 25 years.

Key terms of the Western Limb stream include:

●	Gold stream deliveries to FNBC are initially based off the platinum, palladium, rhodium and gold (“4E PGM”) production from the Stream Area, according to the following schedule:
o	Gold ounces equal to 1.1% of 4E PGM ounces contained in concentrate until delivery of 87,500 ounces of gold, then
o	Gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate until total delivery of 237,000 ounces of gold, then
o	80% of gold contained in concentrate for the remaining LOM.
●	Platinum stream deliveries to FNBC are based on platinum production from the Western Limb Stream area, according to the following schedule:
o	1.0% of platinum contained in concentrate until the delivery of 48,000 ounces of platinum, then
o	Step-up to 2.1% of platinum contained in concentrate until total delivery of 294,000 ounces of platinum, then
o	No further platinum deliveries.
●	Gold and platinum ounces delivered are subject to an ongoing payment of 5% of spot prices respectively to Sibanye-Stillwater. In the case of gold, the ongoing payment will increase to 10% following the delivery of 237,000 ounces of gold to FNBC.

The effective start date of the Western Limb Stream was September 1, 2024. First deliveries related to production from September 1, 2024 to December 31, 2024 were received in March 2025.

2025 Management’s Discussion and Analysis	9

Pandora Royalty – South Africa

On February 28, 2025, Franco-Nevada and Sibanye-Stillwater converted Franco-Nevada’s 5% net profit interest on the Pandora property to a 1% net smelter return royalty. Sibanye-Stillwater’s Pandora property forms a portion of its Marikana operations and includes the currently operating E3 decline.

Acquisition of Royalty on Hayasa Metals Inc.’s Urasar Project – Armenia

On January 21, 2025, we acquired a 0.625% NSR covering all minerals produced from Hayasa Metals Inc.’s (“Hayasa”) Urasar gold-copper project in northern Armenia for $0.55 million, pursuant to a three-year joint acquisition agreement entered into with EMX (prior to its acquisition by Elemental Altus) in June 2023.

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $2.8 million and $9.8 million in Q4 2025 and 2025, respectively (Q4 2024 and 2024 – $2.5 million and $23.5 million, respectively). As at December 31, 2025, Franco-Nevada has remaining commitments of up to $36.5 million.

Canada Revenue Agency Audit

On September 11, 2025, we reached a settlement with the Canada Revenue Agency (the “CRA Settlement”) which provided for a final resolution of Franco-Nevada’s tax dispute in connection with the reassessments under transfer pricing rules of the 2013 to 2019 taxation years (the “Reassessments”) in relation to its Mexican and Barbadian subsidiaries. Under the terms of the CRA Settlement, no payment of any tax in Canada is required on the foreign earnings of the Company’s Barbadian and Mexican subsidiaries for the 2013 to 2019 taxation years. Please refer to the “Contingencies – Canada Revenue Agency Audit” section of this MD&A for further details.

Franco-Nevada has posted security in the form of cash totaling $44.7 million (C$61.4 million) and standby letters of credit totaling $48.1 million (C$66.0 million). Subsequent to year-end, we recovered cash deposits of $30.0 million (C$41.2 million), and all standby letters of credit were released. We expect the balance of the cash deposits to be returned in the short-term.

Credit Facility

On July 22, 2025, we drew down $175.0 million of the $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”) to finance part of the acquisition of the royalty on the Arthur Gold Project, as referenced above. The Corporate Revolver was fully repaid within the quarter, with $100.0 million repaid on August 21, 2025, and $75.0 million on September 22, 2025.

As at December 31, 2025, there were no amounts drawn from the our Corporate Revolver. However, there were four standby letters of credit issued against the Corporate Revolver as deposits for the audit by the CRA. These standby letters of credit reduced the amount available to draw such that the available balance under our Corporate Revolver was $951.9 million. Subsequent to year-end and following the CRA Settlement referenced above, these standby letters of credit were released by the CRA.

In addition, subsequent to year-end, on March 10, 2026, we extended the maturity date of our Corporate Revolver from June 3, 2029 to March 10, 2031, increased the amount available under the accordion from $250.0 million to $500.0 million, and reduced the applicable margin for U.S. advances based on SOFR from between 1.10% and 2.15% to between 1.00% and 2.05%, depending on the Company’s leverage ratio.

Dividends

2026

As announced on January 26, 2026, Franco-Nevada raised its quarterly dividend to US$0.44 per share and declared a quarterly dividend payable on March 26, 2026 to shareholders of record on March 12, 2026. This is a 16% increase from the previous US$0.38 per share quarterly dividend and marks the 19th consecutive annual increase for Franco-Nevada shareholders. The increased dividend is intended to be effective for the full 2026 fiscal year.

2025

Our quarterly dividend throughout 2025 was $0.38 per share, compared to US$0.36 per share in 2024. In 2025, we paid total dividends of $293.8 million, of which $275.1 million was paid in cash and $18.7 million was settled in common shares under our Dividend Reinvestment Plan (the “DRIP”). During the quarter, we paid total dividends of $73.8 million, of which $70.6 million was paid in cash and $3.2 million was settled in common shares under our DRIP.

2025 Management’s Discussion and Analysis	10

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on March 10, 2026 available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Cobre Panamá Updates

Cobre Panamá remains on preservation and safe management (“P&SM”) with production halted since November 2023. First Quantum Minerals Ltd. (“First Quantum”) has been working with the Government of Panama (the “GOP”) and the Ministry of Commerce and Industry (the “MICI”) to implement a plan that would allow for the execution of environmental and asset integrity measures during the P&SM phase of Cobre Panamá (the “P&SM Plan”).

On January 6, 2025, Panama’s Ministry of Environment (“MiAmbiente”) released the draft terms of reference for the environmental audit of the Cobre Panamá mine. A public consultation process on the terms of reference concluded on February 7, 2025.

On January 12, 2025, the Minister of Environment and the Minister of Public Security conducted a site visit of Cobre Panamá. During the visit, the ministers toured the mine as well as the process, port and power plant facilities to inspect the upkeep of the mine and the status of surrounding communities and the environment. The visit also enabled the ministers to inspect and approve the export of 7,960 tons of ammonium nitrate stored at the mine’s Punta Rincón port. Export of the ammonium nitrate commenced by road in January 2025.

On May 30, 2025, the GOP approved and formally instructed the execution of the P&SM plan for Cobre Panamá. Activities related to the P&SM plan included:

●	The P&SM Plan approval authorized the export of the copper concentrate that had been produced and stored at site since prior to the suspension of operations. The 122,520 dry metric tonnes of copper concentrate was exported in June and July 2025. First Quantum reported the proceeds from the concentrate sales were used to fund P&SM activities, including local supply and procurement in Panama and the ongoing environmental stewardship of the mine and its surroundings.
●	In October 2025, MiAmbiante issued the order for SGS Global (“SGS”) to proceed with the integral audit of Cobre Panamá, covering environmental, social, legal, and fiscal compliance aspects of the mine. Under the coordination of MiAmbiante and MICI, SGS commenced the process and, to date, documentary verification and field visit inspections have been completed as scheduled. The audit is anticipated to be concluded in April 2026.
●	The execution of the P&SM plan also included the import of fuel and the restart of Cobre Panamá’s power plant. In November 2025, commissioning tests for Unit 2 of the power plant were completed and one supply shipment was received, allowing the conveying system to reach its nominal capacity. Unit 2 was then hot-commissioned and synchronized to the grid. It maintained stable operation and successfully increased output to its maximum capacity of 150 MW in December 2025. The plant is operating at an average output of 120 MW based on the power requirements of the P&SM activities and the demands of the national power grid. The second supply shipment arrived in mid-January 2026. The commissioning of Unit 1 is ongoing and, to date, performance has been normal.

In the State of the Nation address on January 2, 2026, President José Raúl Mulino announced that the GOP will authorize the removal, processing and export of stockpiled ore at Cobre Panamá that was previously extracted before operations were suspended. Processing of the stockpiles will mitigate environmental and operational risks associated with their prolonged storage, such as acid rock drainage, and provide important feed material to the tailings management facility. First Quantum awaits formal approvals to undertake these activities, which will be carried out in coordination with the GOP and in strict compliance with the P&SM Plan. The processing of stockpiles does not constitute a mine reopening and will not require any new extraction, drilling, blasting, or mine operational reactivation.

First Quantum reported that the total amount of stockpiled ore is approximately 38 million tonnes. On a preliminary basis, First Quantum estimates that processing of the stockpiles could commence three months after receiving official regulatory approval, would require one year to process, and is expected to produce approximately 70,000 tonnes of copper. Proceeds from the sale of copper concentrate are anticipated to offset P&SM costs.

As a result of the shipment of the 122,520 dry metric tonnes of copper concentrate shipped in June and July 2025, Franco-Nevada received 11,208 GEOs in stream deliveries in 2025 and 935 GEOs subsequent to year-end, in February 2026. With respect to the processing and export of stockpiled ore, if authorized, the stockpiles are expected to produce approximately 70,000 tonnes of copper which would result in the delivery of approximately 23,100 gold ounces and 265,000 silver ounces to Franco-Nevada. Timing of the receipt of such deliveries depends on the timing of formal approval by the GOP.

Arbitration Proceedings

On March 31, 2025, First Quantum announced it had agreed to discontinue its International Chamber of Commerce arbitration proceedings and has also agreed to suspend its Canada-Panama Free Trade Agreement arbitration.

On June 18, 2025, Franco-Nevada agreed to suspend its arbitration proceeding against the GOP. Franco-Nevada reiterates its hope for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

2025 Management’s Discussion and Analysis	11

Yanacocha Update

On February 19, 2026, Newmont announced it had indefinitely deferred the Yanacocha Sulfides project. Newmont has reiterated its commitment to Peru, in particular to the Quilish and Conga deposits, both of which Franco-Nevada has a royalty on. Since our acquisition of the royalty in 2024, Yanacocha has significantly outperformed compared to our initial expectations at the time of the acquisition, with oxide re-leaching delivering significantly higher production. Production at Yanacocha in 2025 of 515,000 ounces again exceeded Newmont’s guidance due to the successful use of patented injection leaching technology. Newmont’s production guidance for 2026 is 460,000 gold ounces, continuing as a leach-only operation. Newmont announced the extension of mining operations at site through 2026 and 2027, adding additional ounces in early 2027 with potential for further production extensions.

Guidance and Outlook

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The Company’s Annual Information Form and Form 40-F for the year ended December 31, 2025 will be filed before March 31, 2026 and will be available on www.sedarplus.com and www.sec.gov, respectively. The 2026 guidance and outlook are based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

Pricing assumptions and GEO methodology

We present our guidance in reference to commodity sales. For streams, our guidance reflects metals that have been delivered from the operators of our assets and subsequently sold. Our deliveries may differ from operators’ production based on timing of deliveries and due to recovery and payability factors. Sales may differ from deliveries based on the timing of the sales. For royalties, our guidance reflects the timing of royalty payments or accruals.

Our 2026 guidance and five-year outlook are based on the following assumed commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas.

Beginning in 2026, we will be adopting fixed GEO conversion ratios based on the pricing assumptions outlined in our 2026 guidance. This methodology replaces our previous variable GEO conversion ratios based on prevailing market prices and is intended to make our GEO guidance better reflect production volumes.

2025 Performance Compared to Guidance

We achieved the upper range of our revised guidance, with Precious Metal and Total GEOs totaling 440,140 ounces and 519,106 ounces, respectively. During the year, we benefited from the increase in gold prices, resulting in revenue of $1,822.8 million, a year-over-year increase of 64%. On a GEO basis, higher gold prices negatively impacted the conversion of our non-gold revenue into GEOs. The following table presents our 2025 actual performance compared to our 2025 guidance.

	Initial 2025 Guidance (1)	Revised 2025 Guidance (2)	2025 Actual GEOs Sold (3)
Precious Metal GEO sales	385,000 - 425,000	420,000 - 440,000	440,140
Total GEO sales	465,000 - 525,000	495,000 - 525,000	519,106
1	Initial 2025 guidance as disclosed in our 2024 MD&A filed on March 10, 2025.
2	Revised 2025 guidance as disclosed in our Q3 2025 MD&A filed on November 3, 2025.
3	Actual GEOs sold are calculated using prevailing prices in 2025. For further details on our methodology for computing GEOs, please refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A.

2025 Management’s Discussion and Analysis	12

2026 Guidance

Our Total GEOs are expected to range from 510,000 to 570,000 ounces, with approximately 90% from Precious Metal assets and 10% from our Diversified assets. Given the volatility in commodity prices, we are also providing volume-based guidance for our Precious Metal assets. The table below presents our guidance for 2026:

	2026 GEO Sales Guidance (1) (2)	2025 Actual
Commodity
Gold ounces sold	360,000 to 400,000 ounces	366,265 gold ounces
Silver ounces sold	4.7 to 5.5 million ounces	5.4 million silver ounces
PGMs ounces sold	32,000 to 37,000 ounces	28,374 PGMs ounces
Diversified revenue	$245 to $285 million	$259.9 million
Gold Equivalent Ounces Sold
Total	510,000 to 570,000 GEOs	519,106 GEOs
1	Our 2026 guidance assumes the following commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas. Starting in 2026, actual GEOs will be calculated based on fixed conversion ratios based on the prices assumed in this 2026 guidance.
2	Our guidance and outlook reflect contributions from acquisitions we entered into subsequent to year-end as of the date of this news release but does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental. Our guidance and outlook do not reflect any buyback options which may be exercised at the discretion of our operators with the exception of the Cascabel buybacks as further detailed below.

The anticipated increase in our Precious Metal GEOs is primarily a reflection of the first full year of contribution from Côté Gold, Porcupine, and Valentine, the continued ramp-up of Salares Norte and Greenstone, and the recent acquisitions of the Casa Berardi Stream and i-80 Gold Royalty. With respect to our Diversified revenue, the commodity breakdown is expected to be approximately 50% oil and liquids, 25% natural gas and 25% iron ore and other minerals.

We have not assumed any contributions from Cobre Panamá in our 2026 guidance. As discussed above, First Quantum is awaiting formal approval to process stockpiled ore, which is expected to produce approximately 70,000 tonnes of copper and would result in stream deliveries to Franco-Nevada of approximately 23,100 gold ounces and 265,000 silver ounces. The timing of stream deliveries would depend on when formal approval is received.

Precious Metals

●	South America: For Candelaria, we forecast between 57,500 and 67,500 GEOs sold, compared to 68,273 GEOs sold in 2025. Lundin Mining expects lower underground mining rates in the first half of 2026 as it insources the underground mining contract, and higher production in the second half of the year due to higher expected grades from Phase 12. For Antapaccay, we anticipate GEOs sold to decrease from 45,488 GEOs in 2025 to between 30,000 and 40,000 GEOs based on mine sequencing. For Antamina, we anticipate an increase in silver ounces to between 3.5 and 3.7 million silver ounces, compared to 3.2 million silver ounces sold in 2025, reflecting anticipated higher silver grades. Tocantinzinho is expected to generate a modest increase in deliveries, with deliveries weighted to H2 2026 as higher grade mineralization becomes available in accordance with the mine plan. We also expect higher contributions from Salares Norte as the mine achieved steady-state levels of production in Q4 2025 and expects to produce over 500,000 ounces over the next three years. These increases are expected to be offset by lower production from Yanacocha as the current phase on oxide mining operations ended in Q4 2025 as planned. Production will continue from residual leaching, albeit at a lower rate. While production from Condestable is expected to increase in the next few years, deliveries to Franco-Nevada are expected to decrease following the end of the 5-year fixed delivery period in Q4 2025.
●	Central America & Mexico: For Guadalupe-Palmarejo, we anticipate deliveries of between 47,500 and 52,500 GEOs, in-line with 2025 where we sold 50,609 GEOs, reflecting a similar proportion of Palmarejo’s production being mined from ground covered by our stream. We assumed no production from Cobre Panamá, which currently remains in a phase of P&SM with production halted. As discussed above, if authorized, the processing of stockpiles is expected to produce approximately 70,000 tonnes of copper and would result in approximately 23,100 gold ounces and 265,000 silver ounces to Franco-Nevada. Timing of the receipt of such deliveries depends on the timing of formal approval by the GOP.
●	Canada & United States: We expect higher contributions from our Côté Gold gross margin royalty. After having achieved nameplate throughput capacity in June 2025, production at the mine is expected to increase from 399,800 gold ounces in 2025 to between 390,000 and 440,000 ounces in 2026. Operating costs are expected to decrease as IAMGOLD implements measures to improve the cost structure. We also expect strong contributions from Porcupine, with a first full year of contributions. Discovery Silver expects to produce between 260,000 and 300,000 gold ounces from Porcupine in 2026 reflecting higher output at Hoyle Pond and Borden, as well as increased production from open pit sources, including both Pamour and Hollinger. At Valentine, where commercial production commenced in September 2025, Equinox Gold expects the mine to reach nameplate throughput by Q2 2026 and to produce between 150,000 and 200,000 gold ounces in 2026. Production from Greenstone is expected to increase to between 250,000 and 300,000 gold ounces in 2026 as Equinox Gold expects to improve reliability and overall operational performance of the mine. We expect our Hemlo and Musselwhite royalty payments to increase, reflecting the leverage of NPI royalties to higher gold prices. South Arturo is expected to have another strong year in 2026 as the open pit will remain a focus for the Nevada Gold Mines’ Carlin operations. At Stillwater, Sibanye-Stillwater expects US PGM operations to produce between 280,000 and 300,000 platinum and palladium ounces, consistent with 2025 production.

2025 Management’s Discussion and Analysis	13

●	Rest of World: Deliveries of gold and platinum ounces from our Western Limb stream are expected to be relatively consistent with 2025, where we received and sold 16,933 gold ounces and 9,185 platinum ounces. We expect our GEO sales to benefit from higher platinum prices when compared to 2025 based on our current price assumptions. Payments from our Subika (Ahafo) royalty are expected to decrease relative to 2025 as mining activities in the Subika open pit were completed as planned in Q3 2025. Newmont plans to increase its investment in exploration and advanced projects, including at Subika Underground.

Diversified

●	Other Mining: Attributable sales from our Vale royalty are expected to increase in 2026 compared to 2025, reflecting a first full year of contributions from the Southeastern System where the cumulative sales threshold of 1.7 billion tonnes of iron ore was reached mid-2025. With respect to our interest in Labrador Iron Ore Company of Canada (“LIORC”), Rio Tinto expects an increase in iron ore production at Iron Ore Company of Canada (“IOC”), with 15 to 18 Mt of iron ore for 2026 compared to 16 Mt sold in 2025.
●	Energy: For our U.S. Energy assets, we anticipate production growth from our SCOOP/STACK and Haynesville interests when compared to 2025, offset by softer gas prices based on our current price assumptions. With respect to our Canadian assets, production from the Weyburn Unit is forecasted to remain relatively constant year-over-year.

Depletion expense: Based on currently available mineral reserve estimates published by our operators, we expect depletion and depreciation expense to range between $310.0 million and $340.0 million for 2026. Depletion rates may be updated throughout the year as updated mineral reserve estimates become available.

Income tax: We expect our annual effective tax rate to be between 20% and 23%.

Capital commitments: We anticipate making the third pre-construction payment for the Cascabel stream of $11.7 million in 2026. As of December 31, 2025, our remaining capital commitment to the Royalty Acquisition Venture with Continental was $36.5 million. We also expect to fund part of the contingent consideration we are committed to for our Copper World royalty. Refer to the “Commitments” section of this MD&A for further details on our commitments.

Five-Year Outlook

For 2030, we expect Total GEOs to range between 555,000 and 615,000 GEOs. We have not assumed any contributions from Cobre Panamá in this outlook. Should production restart, there is potential for materially higher GEOs, depending on the conditions of such restart. Based on the average of the next five years of the Cobre Panamá mine plan which was in place at the time of suspension, the stream has the potential to contribute as much as 150,000 to 175,000 GEOs to Franco-Nevada annually once the mine has ramped up to full capacity.

Precious Metals

We assumed the start of production at Cascabel in 2028, based on the development of the Tandayama-America open pit in 2028 and the underground block cave in 2030 as outlined by SolGold. Our outlook reflects the partial buybacks of the Cascabel stream and NSR which were exercised following the acquisition of SolGold by JCC. At Eskay Creek, Skeena anticipates commencement of mining operations in 2027, having now completed the permitting process with the support of the Tahltan Nation. At Stibnite Gold, Perpetua Resources Corp. expects to start production in 2029, having received the final federal permit and commenced early works construction. At Castle Mountain, Equinox Gold is expecting to receive the federal decision for the development of the Phase 2 expansion project in late 2026 and estimates a two-year construction period. At Detour Lake, Agnico Eagle expects to reach production of 1 Moz per annum in 2031 for approximately 14 years and is evaluating the potential for a third processing line which could lift annual production above the 1Mozpa level. At Antamina, silver production is expected to increase based on higher silver grades in the life of mine plan. At Stillwater, Sibanye-Stillwater is expecting to reopen Stillwater West in 2028, doubling current production levels. In Australia, production at the Rebecca-Roe gold production is anticipated to start in late 2028 following the completion of the definitive feasibility study and final investment decision by Ramelius Resources Limited.

We anticipate a step-down in deliveries at Candelaria in H2 2027, where our stream interest will decrease from 68% to 40% of gold and silver produced, partly offset by potential production from the Candelaria Underground Expansion Project. At Antapaccay, a stepdown in deliveries is expected in H2 2028, where our stream will be based on 30% of gold and silver produced rather than indexed to copper production. This may be partly offset by the development of the Coroccohuayco project. While the project is pending a final investment decision, Glencore has outlined a timetable that would see Coroccohuayco starting production in late 2028. At Guadalupe-Palmarejo, Coeur Mining announced an increase in gold mineral reserves of 40%, extending the mine life by approximately five years. At Subika (Ahafo), production attributable to our royalty is expected to decline following the end of mining operations at the Subika open pit at Ahafo South in July 2025 as planned. Production from royalty ground at Subika Underground is expected to continue for a period of time.

2025 Management’s Discussion and Analysis	14

Diversified

With respect to our Diversified assets, we assume the start of production at Copper World, where a definitive feasibility study and sanction decision are expected in 2026 following the completion of a joint venture agreement between Hudbay Minerals Inc. and Mitsubishi Corporation. We also assumed the start of production at Taca Taca, for which First Quantum released a 43-101 Technical Report and is working on the approval of the Environmental and Social Impact Assessment and critical water permit and preparing for an application to Argentina’s investment promotion regime, Régimen de Incentivos para Grandes Inversiones (“RIGI”) in H1 2026. For our Energy assets, we anticipate production growth from the continued development of our U.S. assets, in particular at our Haynesville, SCOOP/STACK and Permian interests, and expect steady-state production from our Canadian assets.

Long-Term Optionality

Franco-Nevada holds a large portfolio of over 300 exploration and advanced-stage royalty and stream interests which are not reflected in our guidance or five-year outlook and provide the potential for significant organic growth. Please refer to our News Release issued on March 10, 2026 for Portfolio Updates.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting revenue from non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may refer to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. Refer to the commodity price tables on pages 18 and 23 of this Annual Report for further details.

Gold prices rallied during the year, reflecting strong safe haven demand, central bank buying, U.S. interest rate cuts, and economic and geopolitical uncertainty. Silver prices also increased due to robust industrial and safe haven demand. Oil prices fell due to economic uncertainty and oversupply with natural gas prices remaining relatively constant during the year.

2025 Management’s Discussion and Analysis	15

Metal Sales by Asset

The following table details metal sales for the three months and years ended December 31, 2025 and 2024:

(expressed in ounces)		For the three months ended		For the year ended
		December 31,		December 31,
Property	Interest and %	2025	2024	2025	2024
Gold
South America
Candelaria	Stream 68% Gold	11,644	18,283	55,256	53,526
Antapaccay	Stream (indexed) Gold	14,400	12,280	38,300	46,700
Tocantinzinho	Stream 12.5%	5,123	4,705	20,900	5,813
Condestable	Stream Gold, Fixed through 2025	2,190	2,190	8,760	8,760
Yanacocha	NSR 1.8%	2,400	1,730	9,377	2,886
Salares Norte	NSR 1-2%	251	582	3,501	596
Other		360	403	1,387	2,783
Central America & Mexico
Guadalupe-Palmarejo	Stream 50%	11,948	8,248	50,609	35,678
Cobre Panamá	Stream (indexed) Gold	—	—	9,913	26
Canada
Detour Lake	NSR 2%	3,716	3,377	14,160	13,334
Hemlo	NSR 3%, NPI 50%	4,398	1,548	15,434	6,926
Côté Gold	GMR 7.5%	7,394	—	13,149	—
Porcupine	NSR 4.25%	2,857	—	7,639	—
Greenstone	NSR 3%	2,123	1,884	6,268	3,600
Kirkland Lake (Macassa)	NSR 1.5-5.5%, NPI 20%	1,145	1,208	4,718	4,174
Musselwhite	NPI 5%	393	544	3,937	1,325
Sudbury	Stream 50% Gold	381	73	1,281	1,217
Brucejack	NSR 1.2%	743	964	2,792	2,906
Magino	NSR 3%	880	685	2,831	2,360
Other		1,278	918	3,339	3,680
United States
South Arturo	GR 4-9%	6,088	633	9,747	2,756
Goldstrike	NSR 2-4%, NPI 2.4-6%	2,141	1,990	6,457	8,241
Bald Mountain	NSR/GR 0.875-5%	1,632	1,934	6,052	7,212
Marigold	NSR 1.75-5%, GR 0.5-4%	739	947	2,766	2,658
Gold Quarry	NSR 7.29%	1,325	801	1,469	1,259
Other		340	482	1,970	2,053
Rest of World
Western Limb	Stream Gold (indexed)	4,638	—	16,933	—
Subika (Ahafo)	NSR 2%	1,889	2,922	13,771	14,735
Tasiast	NSR 2%	2,316	3,272	9,592	12,756
Sabodala	Stream 6%, Fixed to 105,750 oz	2,350	2,350	9,400	9,400
Duketon	NSR 2%	958	801	3,044	4,417
MWS	Stream 25%	—	1,587	—	23,999
Other		3,100	2,191	11,513	9,417
Total Gold Ounces Sold		101,140	79,532	366,265	295,193

Silver
Candelaria	Stream 68% Silver	284,849	449,070	1,122,212	1,162,135
Antapaccay	Stream (indexed) Silver	225,000	192,000	600,000	732,000
Antamina	Stream 22.5% Silver	1,120,000	450,000	3,195,000	1,925,000
Condestable	Stream Silver, Fixed through 2025	72,750	72,750	291,000	291,000
Cobre Panamá	Stream (indexed) Silver	—	—	113,661	299
Other	Various royalties	15,647	16,922	54,641	59,587
Total Silver Ounces Sold		1,718,246	1,180,742	5,376,514	4,170,021

PGMs
Sudbury	Stream 50% PGM	2,752	1,806	7,608	8,583
Stillwater	NSR 5% PGM	2,757	4,725	11,581	19,201
Western Limb	Stream 1% Platinum	2,443	—	9,185	—
Total PGMs Ounces Sold		7,952	6,531	28,374	27,784

Precious Metal GEOs Sold		127,959	95,565	440,140	355,310
Diversified GEOs Sold		13,697	24,498	78,966	108,024
Total GEOs Sold		141,656	120,063	519,106	463,334

2025 Management’s Discussion and Analysis	16

Revenue by Asset

The following table details revenue for the three months and years ended December 31, 2025 and 2024:

		For the three months ended		For the year ended
(expressed in millions)	Interest and %	December 31,		December 31,
Property	(Gold unless otherwise indicated)	2025	2024	2025	2024
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$64.0	$62.5	$232.5	$163.1
Antapaccay	Stream (indexed) Gold & Silver	73.6	38.6	163.9	131.0
Antamina	Stream 22.5% Silver	68.5	14.1	143.3	55.3
Tocantinzinho	Stream 12.5%	21.4	12.5	72.5	15.4
Condestable	Stream Gold & Silver, Fixed through 2025	14.3	7.9	44.6	29.9
Yanacocha	NSR 1.8%	9.9	4.6	32.6	7.5
Salares Norte	NSR 1-2%	2.1	1.6	13.3	1.6
Other		2.0	1.2	5.7	6.7
Central America & Mexico
Guadalupe-Palmarejo	Stream 50%	$50.8	$21.9	$177.3	$84.8
Cobre Panamá	Stream (indexed) Gold & Silver	—	—	38.3	0.1
Canada
Detour Lake	NSR 2%	$15.5	$9.0	$49.0	$31.9
Hemlo	NSR 3%, NPI 50%	18.5	4.2	51.7	16.4
Côté Gold	GMR 7.5%	30.6	—	50.5	—
Porcupine	NSR 4.25%	11.9	—	28.2	—
Greenstone	NSR 3%	8.8	5.0	22.3	9.2
Kirkland Lake (Macassa)	NSR 1.5-5.5%, NPI 20%	4.8	3.2	16.2	10.0
Musselwhite	NPI 5%	1.6	1.4	11.6	3.2
Sudbury	Stream 50% PGM & Gold	5.7	1.2	14.9	9.9
Brucejack	NSR 1.2%	3.1	2.6	9.8	7.2
Magino	NSR 3%	3.5	1.9	9.7	5.6
Other		5.0	2.3	11.6	8.7
United States
South Arturo	GR 4-9%	$25.8	$1.7	$37.8	$6.7
Goldstrike	NSR 2-4%, NPI 2.4-6%	8.8	5.2	22.8	19.4
Bald Mountain	NSR/GR 0.875-5%	6.5	5.1	20.6	16.8
Stillwater	NSR 5% PGM	4.7	5.6	15.4	21.2
Marigold	NSR 1.75-5%, GR 0.5-4%	3.1	2.5	9.6	6.5
Gold Quarry	NSR 7.29%	4.6	1.9	5.1	3.0
Other		1.4	1.3	6.7	4.9
Rest of World
Western Limb	Stream Gold (indexed) & 1% Platinum	$23.2	$—	$70.3	$—
Subika (Ahafo)	NSR 2%	8.1	7.7	45.4	34.7
Tasiast	NSR 2%	9.6	8.7	32.8	30.5
Sabodala	Stream 6%, Fixed to 105,750 oz	9.9	6.3	32.7	22.6
Duketon	NSR 2%	3.9	2.3	10.6	10.5
MWS	Stream 25%	—	4.3	—	55.9
Other		12.3	6.0	39.4	22.8
		$537.5	$254.3	$1,548.7	$853.0
DIVERSIFIED
Vale	Various Royalty Rates	$7.4	$8.3	$36.7	$36.7
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	1.6	3.3	7.0	13.8
Other mining assets		2.4	0.8	12.4	8.2
United States (Energy)
Marcellus	GORR 1%	$7.5	$7.3	$30.5	$26.9
Haynesville	Various Royalty Rates	8.1	5.8	29.8	21.0
SCOOP/STACK	Various Royalty Rates	9.1	8.4	42.0	31.4
Permian Basin	Various Royalty Rates	7.6	14.6	43.9	45.4
Other		0.1	0.1	0.3	0.3
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$6.9	$10.0	$36.9	$44.6
Orion	GORR 4%	2.8	3.1	12.1	14.0
Other		1.8	2.6	8.3	9.4
		$55.3	$64.3	$259.9	$251.7
Revenue from royalty, stream and working interests		$592.8	$318.6	$1,808.6	$1,104.7
Interest revenue and other interest income		$4.5	$2.4	$14.2	$8.9
Total revenue		$597.3	$321.0	$1,822.8	$1,113.6

1	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2025 Management’s Discussion and Analysis	17

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q4 2025	Q4 2024	Variance
Gold(1)	($/oz)	$4,145	$2,662	55.7%
Silver(1)	($/oz)	54.83	31.34	75.0%
Platinum(1)	($/oz)	1,682	966	74.1%
Palladium(1)	($/oz)	1,474	1,011	45.8%
Iron Ore Fines 62% Fe CFR China	($/tonne)	105	105	—%

Edmonton Light	(C$/bbl)	76.54	93.14	(17.8)%
West Texas Intermediate	($/bbl)	59.14	70.27	(15.8)%
Henry Hub	($/mcf)	4.07	2.99	36.1%

CAD/USD exchange rate(2)		0.7169	0.7149	0.3%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended December 31, 2025 and 2024 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended December 31,	2025	2024	Variance	2025	2024	Variance

Commodity
Gold	101,140	79,532	21,608	$422.3	$211.6	$210.7
Silver	24,078	13,689	10,389	102.4	36.2	66.2
PGM	2,741	2,344	397	12.8	6.5	6.3
Precious Metals	127,959	95,565	32,394	$537.5	$254.3	$283.2
Iron ore(2)	2,175	4,330	(2,155)	$9.0	$11.6	$(2.6)
Other mining assets	589	332	257	2.4	0.8	1.6
Oil	6,254	14,317	(8,063)	22.9	34.0	(11.1)
Gas	3,217	3,700	(483)	16.8	12.6	4.2
NGL	1,462	1,819	(357)	4.2	5.3	(1.1)
Diversified	13,697	24,498	(10,801)	$55.3	$64.3	$(9.0)
Revenue from royalty, stream and working interests	141,656	120,063	21,593	$592.8	$318.6	$274.2
Interest revenue and other interest income	—	—	—	$4.5	$2.4	$2.1
	141,656	120,063	21,593	$597.3	$321.0	$276.3

Geography
South America	62,460	56,910	5,550	$264.3	$151.2	$113.1
Central America & Mexico	11,991	8,338	3,653	51.0	22.1	28.9
Canada(2)	29,381	18,555	10,826	126.6	52.2	74.4
United States	21,541	23,021	(1,480)	87.8	60.1	27.7
Rest of World	16,283	13,239	3,044	67.6	35.4	32.2
	141,656	120,063	21,593	$597.3	$321.0	$276.3

Type
Revenue-based royalties	46,775	48,250	(1,475)	$193.7	$127.3	$66.4
Streams	78,282	63,632	14,650	331.2	169.3	161.9
Profit-based royalties	14,143	5,449	8,694	57.8	14.5	43.3
Interest revenue and other(2)	2,456	2,732	(276)	14.6	9.9	4.7
	141,656	120,063	21,593	$597.3	$321.0	$276.3
1	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs.
2	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2025 Management’s Discussion and Analysis	18

We recognized $597.3 million in revenue in Q4 2025, an increase of 86% from Q4 2024, primarily due to record gold and silver prices and contributions from Precious Metal assets acquired or which commenced production in the past year. These increases were partly offset by lower revenue from our Diversified assets. Revenue also includes interest revenue of $4.5 million related to our loans receivable.

In Q4 2025, we earned 90% of our revenue from Precious Metals, compared to 79% in Q4 2024. Geographically, 89% of our revenue was derived from the Americas in Q4 2025, consistent with Q4 2024.

We sold 141,656 GEOs in Q4 2025, an increase of 18% compared to 120,063 GEOs in Q4 2024. A comparison of our sources of GEOs in Q4 2025 to Q4 2024 is shown below:

2025 Management’s Discussion and Analysis	19

Precious Metals

Our Precious Metal assets contributed 127,959 GEOs in Q4 2025, an increase of 34% compared to 95,565 GEOs in Q4 2024, primarily due to the following:

●	Antamina – We sold 1,120,000 silver ounces in Q4 2025 compared to 450,000 silver ounces in Q4 2024. The increase in deliveries is attributable to higher silver grades in the current period and timing of shipments.
●	Côté Gold – We earned 7,399 GEOs from our Côté Gold royalty, which we acquired in June 2025. IAMGOLD reported a strong quarter of production at Côté Gold, with 124,600 gold ounces produced in the quarter.
●	Western Limb – We received and sold 5,632 GEOs from our gold and platinum stream on Sibanye-Stillwater’s Western Limb mining operations acquired in February 2025. We continue to benefit from increased platinum prices and expect further benefits as prices have continued to rise subsequent to year-end.
●	South Arturo – We earned 6,088 GEOs from South Arturo reflecting production from the Phase 1 open pit. South Arturo is part of the Carlin Complex operated by Nevada Gold Mines.
●	Guadalupe-Palmarejo – We received and sold 11,948 GEOs from Guadalupe-Palmarejo compared to 8,248 GEOs received and sold in Q4 2024, reflecting higher production from Palmarejo and a greater proportion of production being mined from stream ground.

The above increases were partly offset by the following:

●	Candelaria – We received and sold 15,415 GEOs in Q4 2025 compared to 23,558 GEOs in Q4 2024, mainly due to lower mine production compared to last year’s planned higher-grade ore from Phase 11.
●	MWS – There were no GEO deliveries from MWS as our stream reached its cumulative cap of 312,500 gold ounces in Q4 2024. In the prior year quarter, MWS had delivered 1,587 GEOs.
●	Subika (Ahafo) – We earned 1,889 GEOs in Q4 2025 compared to 2,922 GEOs in Q4 2024. The decrease was a result of end of mining activities at the Subika open pit as planned in July 2025.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $55.3 million in revenue compared to $64.3 million in Q4 2024, a decrease of 14%. The decrease is primarily due to lower oil prices. In addition, when converted to GEOs, our Diversified assets contributed 13,697 GEOs compared to 24,498 GEOs in Q4 2024, a decrease of 44% due to the impact of higher gold prices on the conversion of non-gold revenue to GEOs.

Iron Ore and Other Mining

Our Iron Ore and Other Mining assets generated $11.4 million in Q4 2025 compared to $12.4 million in Q4 2024.

●	Vale Royalty – We recorded $7.4 million in revenue a decrease from our Vale Royalty in Q4 2025 compared to $8.3 million in Q4 2024. For 2026, we anticipate to benefit from a first full year of contributions from the Southeastern System.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $1.6 million in revenue in Q4 2025 compared to $3.3 million in Q4 2024. LIORC declared a cash dividend of C$0.35 per common share in the current period, compared to C$0.75 in Q4 2024. Production at IOC in Q4 2025 was lower due to pit health and mine reliability challenges, with lower ore feed to the concentrator.

Energy

Our Energy interests contributed $43.9 million in revenue in Q4 2025, 15% decrease from $51.9 million in Q4 2024.

●	U.S. – Revenue from our U.S. Energy interests decreased to $32.4 million in Q4 2025, compared to $36.2 million in Q4 2024. The decrease was largely driven by lower realized oil prices and lower production from our Permian assets, partly offset by higher realized gas prices at our Haynesville and Marcellus assets.
●	Canada – Revenue from our Canadian Energy interests was $11.5 million in Q4 2025, compared to $15.7 million in the prior year quarter due to lower oil prices.

Interest revenue

We earned interest revenue of $4.5 million in Q4 2025 compared to $2.4 million in Q4 2024 from our loans to G Mining Ventures Corp. and EMX (prior to its acquisition by Elemental Altus). In November 2025, both G Mining Ventures and EMX repaid their loans in full, such that no balance was outstanding at December 31, 2025.

2025 Management’s Discussion and Analysis	20

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended December 31,
(expressed in millions)	2025	2024	Variance
Costs of stream sales	$45.0	$31.4	$13.6
Mineral production taxes	2.2	0.7	1.5
Mining costs of sales	$47.2	$32.1	$15.1
Energy costs of sales	2.4	2.3	0.1
	$49.6	$34.4	$15.2

Costs of sales related to our streams increased in Q4 2025 compared to Q4 2024, reflecting the increase in stream GEOs and higher costs per ounce for streams where the ongoing purchase price varies as a function of spot prices. Costs of sales also include royalties payable and production taxes which vary based on revenue, and property taxes which are reassessed from time to time. Costs of sales incurred in Q4 2025 compared to Q4 2024 are shown below:

2025 Management’s Discussion and Analysis	21

Depletion and Depreciation

Depletion and depreciation expense totaled $87.3 million in Q4 2025 compared to $60.0 million in Q4 2024. The increase compared to the prior year period is due to a higher proportion of our GEOs being generated from recently acquired assets which carry a relatively higher depletion rate per ounce. Depletion rates per ounce decrease over time when mineral resources are converted into mineral reserves. The increase in depletion expense incurred in Q4 2025 compared to Q4 2024 is shown below:

Gain on Sale of Gold and Silver Bullion

Certain of our royalties are settled in-kind with gold and silver bullion rather than cash payments. In Q4 2025, we sold 3,000 gold ounces with a carrying value of $10.5 million for proceeds of $12.4 million and realized a gain of $1.9 million. At December 31, 2025, we held 10,598 ounces of gold and 13,980 ounces of silver at a carrying value of $39.1 million and $0.4 million, respectively.

Income Taxes

Income tax expense was $100.6 million in Q4 2025, an increase compared to $46.8 million in Q4 2024 due to higher income before taxes earned in the quarter.

Net Income and Adjusted Net Income

Net income for Q4 2025 was $367.7 million, or $1.91 per share, compared to $175.4 million, or $0.91 per share, in Q4 2024. The increase is primarily attributable to higher revenue partly offset by higher costs of sales and depletion expense. Adjusted Net Income for the same period was $356.2 million, or $1.85 per share, compared to $183.3 million, or $0.95 per share, in Q4 2024. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

2025 Management’s Discussion and Analysis	22

Review of Annual Financial Performance

The following table summarizes average commodity prices and average exchange rates during the years presented.

Average prices and rates		2025	2024	Variance
Gold(1)	($/oz)	$3,435	$2,387	43.9%
Silver(1)	($/oz)	39.94	28.24	41.4%
Platinum(1)	($/oz)	1,277	955	33.7%
Palladium(1)	($/oz)	1,149	983	16.9%
Iron Ore Fines 62% Fe CFR China	($/tonne)	102	110	(7.3)%

Edmonton Light	(C$/bbl)	85.60	98.20	(12.8)%
West Texas Intermediate	($/bbl)	64.80	75.72	(14.4)%
Henry Hub	($/mcf)	3.62	2.41	50.2%

CAD/USD exchange rate(2)		0.7056	0.7301	(3.4)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the year ended December 31, 2025 and 2024 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the year ended December 31,	2025	2024	Variance	2025	2024	Variance

Commodity
Gold	366,265	295,193	71,072	$1,275.8	$706.9	$568.9
Silver	63,697	48,489	15,208	235.6	117.8	117.8
PGM	10,178	11,628	(1,450)	37.3	28.3	9.0
Precious Metals	440,140	355,310	84,830	$1,548.7	$853.0	$695.7
Iron ore(2)	12,711	22,314	(9,603)	$43.7	$50.5	$(6.8)
Other mining assets	3,804	3,555	249	12.4	8.2	4.2
Oil	39,665	59,030	(19,365)	118.8	128.6	(9.8)
Gas	15,294	15,147	147	65.4	44.1	21.3
NGL	7,492	7,978	(486)	19.6	20.3	(0.7)
Diversified	78,966	108,024	(29,058)	$259.9	$251.7	$8.2
Revenue from royalty, stream and working interests	519,106	463,334	55,772	$1,808.6	$1,104.7	$703.9
Interest revenue and other interest income	—	—	—	$14.2	$8.9	$5.3
	519,106	463,334	55,772	$1,822.8	$1,113.6	$709.2

Geography
South America	212,017	187,778	24,239	$750.5	$451.1	$299.4
Central America & Mexico	62,103	36,229	25,874	216.6	86.1	130.5
Canada(2)	97,570	76,552	21,018	354.0	192.8	161.2
United States	78,438	87,212	(8,774)	266.1	205.0	61.1
Rest of World	68,978	75,563	(6,585)	235.6	178.6	57.0
	519,106	463,334	55,772	$1,822.8	$1,113.6	$709.2

Type
Revenue-based royalties	186,607	186,472	135	$638.9	$440.1	$198.8
Streams	280,431	236,158	44,273	990.2	567.9	422.3
Profit-based royalties	41,710	24,447	17,263	143.9	57.8	86.1
Interest revenue and other(2)	10,358	16,257	(5,899)	49.8	47.8	2.0
	519,106	463,334	55,772	$1,822.8	$1,113.6	$709.2
1	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs.
2	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2025 Management’s Discussion and Analysis	23

We recognized $1,822.8 million in revenue in 2025, up 64% from 2024. Revenue in the current year benefited from record gold prices, recently acquired Precious Metal assets, and higher natural gas prices compared to the prior year. During the year, we also received deliveries from Cobre Panamá as a result of the shipment of copper concentrate that had been stored at site. Revenue also includes interest revenue and other interest income of $14.2 million related to our loans receivable.

We earned 85% of our 2025 revenue from Precious Metal assets, compared to 77% in 2024. Geographically, we remain heavily invested in the Americas, with 87% of revenue in 2025, compared to 84% in 2024.

We sold 519,106 GEOs in 2025, a 12% increase compared to 463,334 GEOs in 2024. The increase in GEO sales generated from our Precious Metal assets was partly offset by the decrease in GEO contributions from our Diversified assets. The conversion of revenue from our non-gold assets into GEOs was impacted by the outperformance of gold prices relative to other commodities. A comparison of our sources of GEOs in 2025 to 2024 is shown below:

Precious Metals

Our Precious Metal assets contributed 440,140 GEOs in 2025, up 24% from 355,310 GEOs in 2024, primarily due to the following:

●	Western Limb – We received and sold 20,256 GEOs from our gold and platinum stream on Western Limb. The stream was acquired in February 2025 and had an effective date of September 1, 2024. We benefited from increased platinum prices and expect further benefits as prices continued to increase subsequent to year-end.
●	Antamina – We sold 3,195,000 silver ounces in 2025 compared to 1,925,000 silver ounces in 2024. Silver production at the mine increased compared to the prior year due to higher silver grades as expected in the life of mine plan.
●	Tocantinzinho – We received and sold 20,900 GEOs from Tocantinzinho in 2025, of which 667 GEOs were received in Q4 2024 and remained in inventory at December 31, 2024. In 2024, we sold 5,813 GEOs as production at the mine commenced in July 2024. Nameplate capacity of 12,890 tonnes per day was reached in July 2025.

2025 Management’s Discussion and Analysis	24

●	Guadalupe-Palmarejo – We sold 50,609 GEOs from Guadalupe-Palmarejo in 2025, of which 2,216 GEOs were received in Q4 2024 and remained in inventory at December 31, 2024, compared to 35,678 GEOs sold in 2024. The current year benefited from higher production from Palmarejo and a greater proportion of production being mined from stream ground.
●	Côté Gold – We earned 13,160 GEOs in 2025 from our Côté Gold royalty, which we acquired in June 2025. IAMGOLD reported Côté Gold achieved the top-end of its 2025 production guidance, with 399,800 gold ounces produced in the year.
●	Cobre Panamá – We received and sold 11,208 GEOs from Cobre Panamá. While Cobre Panamá remains on P&SM, concentrate that had been stored at site since November 2023, when production was suspended, was approved for export by the GOP.

The above increases were partly offset by the following factors:

●	MWS – There were no GEO deliveries from MWS as our stream reached its cumulative cap of 312,500 gold ounces in Q4 2024. In the prior year, MWS had delivered 23,999 GEOs.
●	Antapaccay – We received and sold 45,488 GEOs from our Antapaccay stream in 2025, compared to 55,329 GEOs sold in 2024, mainly reflecting lower grades due to mine sequencing in the Antapaccay pit which impacted ore hardness and plant throughput. Production at the mine also decreased due to lower grades as planned in the life of mine plan.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $259.9 million in revenue in 2025, a 3% increase compared to $251.7 million in 2024. When converted to GEOs, Diversified assets contributed 78,966 GEOs in 2025, a decrease of 27% compared to 2024, due to changes in gold prices used in the conversion of non-gold revenue into GEOs.

Iron Ore and Other Mining

Our Iron Ore and Other Mining assets generated $56.1 million in 2025, compared to $58.7 million in 2024.

●	Vale Royalty – Revenue from Vale was $36.7 million in 2025, consistent with 2024. Sales from the Southeastern System were attributed to the royalty after the cumulative threshold of 1.7 billion tonnes of iron ore was reached in Q2 2025. This benefit was partly offset by lower iron ore prices in 2025 compared to 2024.
●	LIORC – LIORC contributed $7.0 million in revenue in 2025 compared to $13.8 million in 2024. Production of iron ore at IOC was lower in 2025 as IOC focuses on pit health.
●	Caserones – Revenue from our effective NSR on the Caserones mine was $5.4 million in 2025, an increase compared to $3.9 million in 2024.

Energy

Our Energy interests contributed $203.8 million in revenue in 2025, compared to $193.0 million in 2024.

●	U.S. – Revenue from our U.S. Energy interests increased to $146.5 million in 2025, compared to $125.0 million in 2024. We benefited from an increase in realized gas prices and additional volumes from our royalty venture with Continental in the SCOOP/STACK, partly offset by the impact of lower oil prices.
●	Canada – Revenue from our Canadian Energy interests decreased to $57.3 million in 2025, compared to $68.0 million in 2024. The decrease in revenue is primarily attributable to lower oil prices during the year.

Interest revenue

We earned interest revenue of $14.2 million in 2025 from our loans to G Mining Ventures and EMX (prior to its acquisition by Elemental Altus). Both loans were repaid in full in November 2025. This compares to $8.3 million earned as interest revenue and $0.6 million as other interest income in 2024.

2025 Management’s Discussion and Analysis	25

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the year ended December 31,
(expressed in millions)	2025	2024	Variance
Costs of stream sales	$151.9	$114.3	$37.6
Mineral production taxes	4.5	2.5	2.0
Mining costs of sales	$156.4	$116.8	$39.6
Energy costs of sales	12.4	12.2	0.2
	$168.8	$129.0	$39.8

Costs of sales related to our streams in 2025 increased relative to 2024, reflecting the increase in stream GEOs and higher costs per ounce for streams where the ongoing purchase price varies as a function of spot prices. Costs of sales also include royalties payable and production taxes which vary based on revenue, and property taxes which may be reassessed from time to time. Costs of sales incurred in 2025 compared to 2024 are shown below:

2025 Management’s Discussion and Analysis	26

Depletion and Depreciation

Depletion and depreciation expense increased to $306.7 million in 2025 from $225.3 million in 2024, mainly due to increased sales, In addition, recently acquired assets initially carry a relatively higher depletion rate per ounce. As mineral resources are converted into mineral reserves, depletion rates per ounce decrease over time. Depletion expense incurred in 2025 compared to 2024 is shown below:

Gain on Sale of Gold and Silver Bullion

Certain of our royalties are settled with payments in-kind in the form of gold and silver bullion rather than cash. During 2025, we sold 66,984 gold ounces with an average carrying value of $166.7 million for proceeds of $221.0 million, and recognized a corresponding gain of $54.3 million. At December 31, 2025, we held 10,598 ounces of gold and 13,980 ounces of silver at a carrying value of $39.1 million and $0.4 million, respectively.

Income Taxes

Income tax expense was $303.9 million in 2025, compared to $211.8 million in 2024, reflecting higher net income before taxes earned in the current period. The 2024 period also included a deferred tax expense of approximately $49.1 million in relation to the remeasurement of our deferred tax liability due to the changes in the Barbados tax rate enacted in Q2 2024.

Net Income and Adjusted Net Income

Net income in 2025 was $1,112.1 million, or $5.77 per share, compared to $552.1 million, or $2.87 per share in 2024. The increase is primarily attributable to higher revenue and a gain of $54.3 million from the sale of gold and silver bullion, partly offset by higher costs of sales, depletion and income tax expense. Adjusted Net Income was $1,075.2 million, or $5.58 per share, compared to $618.1 million, or $3.21 per share, in 2024. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

Impairment Reversal

Cobre Panamá

First Quantum has been working with the GOP and the MICI to implement the P&SM Plan. On May 30, 2025, the GOP, through the MICI, approved and formally instructed the execution of the P&SM Plan, including the shipment of 122,520 dry metric tonnes of copper concentrate that had been stored at site since operations were suspended in November 2023. Exports of the copper concentrate commenced in June 2025.

Based on the resulting stream deliveries to Franco-Nevada, we determined that this was an indicator of a partial reversal of the impairment we recorded in 2023 and recorded a partial impairment reversal of $4.8 million, of which $4.1 million was recorded in Q2 2025 and $0.7 million in Q3 2025, in relation to the gold and silver ounces we expect as a result of the sale of copper concentrate. We continue to assess our Cobre Panamá stream for further indicators of impairment reversals.

Subsequent to year-end, the GOP announced that it would authorize the removal, processing and export of stockpiled ore at Cobre Panamá that was previously extracted before operations were suspended. Cobre Panamá is awaiting formal approvals to

2025 Management’s Discussion and Analysis	27

undertake these activities. In the event that there is a resumption of precious metal stream deliveries to the Company as a result of the processing of the stockpile ore, or a change in the facts and circumstances surrounding the halting of production at Cobre Panamá, the Company will carry out an assessment of the recoverable amount of the Cobre Panamá CGU at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative (“G&A”) expenses and share-based compensation (“SBC”) expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2025	2024	Variance	2025	2024	Variance
Salaries and benefits	$3.8	$2.8	$1.0	$14.1	$10.1	$4.0
Professional fees	1.4	2.2	(0.8)	6.4	7.4	(1.0)
Cobre Panamá arbitration expenses	—	2.1	(2.1)	5.8	6.3	(0.5)
Community contributions	0.7	0.6	0.1	1.6	1.6	—
Board of Directors' costs	0.2	0.1	0.1	0.6	0.4	0.2
Office expenses	0.3	0.1	0.2	1.5	0.7	0.8
Insurance costs	0.2	0.2	—	0.9	0.9	—
Other expenses	1.1	2.9	(1.8)	4.4	5.5	(1.1)
General and administrative expenses	$7.7	$11.0	$(3.3)	$35.3	$32.9	$2.4
Share-based compensation expenses	0.7	1.0	(0.3)	16.9	8.0	8.9
	$8.4	$12.0	$(3.6)	$52.2	$40.9	$11.3

G&A expenses increased to $35.3 million in 2025 compared to $32.9 million in 2024. The increase was primarily due to higher salary and benefit expenses. Expenses related to the Cobre Panamá arbitration were lower than in the prior year as the Company agreed to suspend its arbitration proceedings in June 2025.

Included in G&A expenses are business development expenses and community contributions. Business development expenses vary based on the level of business development related activities in the period and the timing of the closing of transactions. Community contributions relate to the environmental and social initiatives we contribute to for the benefit of the communities where we operate, or own assets.

SBC expenses increased to $16.9 million in 2025 compared to $8.0 million in 2024. SBC expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). DSUs are marked to market based on the Company’s share price. The mark-to-market gain recorded in the current year was higher than in 2024 as a result of the significant increase in the Company’s share price during the year.

Total G&A expenses (including Cobre Panamá arbitration expenses and SBC expenses) represented 2.9% of revenue in 2025, compared to 3.7% in 2024.

Other Income and Expenses

Foreign Exchange Gain (Loss) and Other Income (Expenses)

The following table provides a list of foreign exchange and other income (expenses) incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2025	2024	Variance	2025	2024	Variance
Gain (loss) on derivative financial instruments	$14.2	$(2.0)	$16.2	$32.7	$(6.0)	$38.7
Foreign exchange gain (loss)	(1.3)	(6.1)	4.8	4.3	(14.7)	19.0
Other income (expenses)	(0.2)	0.1	(0.3)	(0.3)	—	(0.3)
	$12.7	$(8.0)	$20.7	$36.7	$(20.7)	$57.4

The gain (loss) on derivative instruments includes the mark-to-market of financial instruments that are designed at Fair Value Through Profit and Loss. The instruments include warrants and other derivative instruments the Company holds, such as warrants in Discovery and EMX (now Elemental Altus). The Company recognized a significant gain during the current year periods due to the increase in the share price of the underlying common shares.

The foreign exchange gain of $4.3 million recognized in the year ended December 31, 2025, is largely related to our cash and account receivable balances held in Brazilian Reais received from our Vale royalty, which strengthened relative to the U.S. dollar during the year.

2025 Management’s Discussion and Analysis	28

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2025	2024	Variance	2025	2024	Variance
Finance income
Interest	$2.5	$13.5	$(11.0)	$28.2	$60.6	$(32.4)
	$2.5	$13.5	$(11.0)	$28.2	$60.6	$(32.4)
Finance expenses
Standby charges	$0.6	$0.6	$—	$2.4	$2.1	$0.3
Amortization of debt issue costs	0.1	—	0.1	0.4	0.4	—
Accretion of lease liabilities	0.1	0.1	—	0.3	0.1	0.2
	$0.8	$0.7	$0.1	$3.1	$2.6	$0.5

Finance income includes interest earned on our cash and cash equivalents. We earned less interest income in the current year periods due to a decrease in yields and cash and cash equivalents balances held compared to 2024. Also included in finance income is accrued interest of $5.5 million (C$7.5 million) earned on our cash deposits posted with the CRA, which we expect to fully recover as a result of the CRA Settlement.

Finance expenses consist of standby charges, which represent the costs of maintaining our Corporate Revolver based on the unutilized portion of our credit facility, fees incurred in connection with standby letters of credit outstanding during the year, and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our Corporate Revolver. In Q3 2025, we borrowed $175.0 million against our Corporate Revolver to fund the acquisition of the Arthur Gold royalty and incurred $1.2 million in interest expense, which was capitalized as part of the acquisition cost of the Arthur Gold royalty asset.

2025 Management’s Discussion and Analysis	29

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, Adjusted Net Income Margin, GEOs sold, net GEOs sold,	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
per GEO amounts and per share amounts)	2025	2025	2025	2025	2024	2024	2024	2024
Revenue	$597.3	$487.7	$369.4	$368.4	$321.0	$275.7	$260.1	$256.8
Costs and expenses(2)	143.4	146.7	63.6	114.9	103.6	93.7	91.1	98.6
Operating income	453.9	341.0	305.8	253.5	217.4	182.0	169.0	158.2
Other income	14.4	21.4	9.9	16.1	4.8	12.9	5.8	13.8
Income tax expense	100.6	74.9	68.6	59.8	46.8	42.2	95.3	27.5
Net income	367.7	287.5	247.1	209.8	175.4	152.7	79.5	144.5
Basic earnings per share	$1.91	$1.49	$1.28	$1.09	$0.91	$0.79	$0.41	$0.75
Diluted earnings per share	$1.90	$1.49	$1.28	$1.09	$0.91	$0.79	$0.41	$0.75
Net cash provided by operating activities	$426.5	$348.0	$430.3	$288.9	$243.0	$213.6	$194.4	$178.6
Net cash provided by (used in) investing activities	64.1	(208.0)	(1,338.1)	(551.0)	(31.1)	(279.0)	(36.7)	(190.5)
Net cash used in financing activities	(70.3)	(64.2)	(66.1)	(66.8)	(62.0)	(61.1)	(59.2)	(58.1)
Average Gold Price(3)	$4,145	$3,456	$3,279	$2,863	$2,662	$2,477	$2,338	$2,072
GEOs sold(4)	141,656	138,772	112,093	126,585	120,063	110,110	110,264	122,897
Net GEOs sold(4)	129,690	125,115	101,876	113,138	107,140	97,232	97,817	106,681
Cash Costs(5)	$49.6	$47.2	$33.5	$38.5	$34.4	$31.9	$29.1	$33.6
Cash Costs(5) per GEO sold	$350	$340	$299	$304	$287	$290	$264	$273
Adjusted EBITDA(5)	$541.2	$427.3	$365.7	$321.9	$277.4	$236.2	$221.9	$216.1
Adjusted EBITDA(5) per share	$2.81	$2.22	$1.90	$1.67	$1.44	$1.23	$1.15	$1.12
Adjusted EBITDA Margin(5)	90.6%	87.6%	99.0%	87.4%	86.4%	85.7%	85.3%	84.2%
Adjusted Net Income(5)(6)	$356.2	$275.0	$238.5	$205.6	$183.3	$153.9	$144.9	$136.1
Adjusted Net Income(5)(6) per share	$1.85	$1.43	$1.24	$1.07	$0.95	$0.80	$0.75	$0.71
Adjusted Net Income Margin(5)(6)	59.6%	56.4%	64.6%	55.8%	57.1%	55.8%	55.7%	53.0%
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes an impairment reversal of $0.7 million Q3 2025, an impairment reversal of $4.1 million in Q2 2025, and impairment losses on royalty, stream and working interests of $1,173.3 million in Q4 2023.
3	Based on LBMA Gold Price PM Fix.
4	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs sold and Net GEOs sold.
5	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
6	Adjusted Net Income, Adjusted Net Income per share, and Adjusted Net Income Margin for Q1 2024 were recalculated to include $9.9 million in income tax expense which was recognized in Q2 2024 but related to the retroactive application of tax measures enacted in relation to the Organisation for Economic Co-operation and Development’s Global Minimum Tax (“GMT”) initiative pertaining to income earned in Q1 2024.

2025 Management’s Discussion and Analysis	30

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At December 31,	At December 31,
(expressed in millions, except debt-to-equity ratio)	2025	2024
Cash and cash equivalents	$670.9	$1,451.3

Current assets	1,021.4	1,716.8
Non-current assets	7,220.0	4,613.6
Total assets	$8,241.4	$6,330.4

Current liabilities	$123.0	$67.5
Non-current liabilities	483.1	266.3
Total liabilities	$606.1	$333.8

Total shareholders’ equity	$7,635.3	$5,996.6

Total common shares outstanding	192.8	192.6
Capital management measures
Available capital	$2,840.1	$2,879.5
Debt-to-equity	—	—

Assets

Total assets were $8,241.4 million as at December 31, 2025 compared to $6,330.4 million as at December 31, 2024. Our non-current asset base is primarily comprised of royalty, stream and working interests, investments and loans receivable, while our current assets are primarily comprised of cash and cash equivalents, receivables, loans receivables, gold and silver bullion and stream inventory.

Current assets decreased compared to December 31, 2024, as the Company used cash on hand and sold gold bullion and equity investments to fund mineral interest acquisitions in 2025. At December 31, 2025, current assets also include the cash deposits we posted as security with the CRA which are expected to be recovered in the short-term.

Non-current assets increased primarily due to the additions of the Western Limb Stream, the Porcupine financing package, the Côté Gold royalty, and the Arthur Gold royalty, partly offset by the depletion of our royalty, stream and working interests. During 2025, our equity investments, which are marked to market, increased in fair value by $802.3 million.

Liabilities

Total liabilities as at December 31, 2025 increased compared to December 31, 2024, largely due to an increase in current and deferred income tax liabilities as a result of tax measures enacted in relation to the GMT. In Q3 2025, we drew down $175.0 million from our Corporate Revolver to finance part of the acquisition of the royalty on the Arthur Gold Project. The Corporate Revolver was fully repaid within that quarter.

Shareholders’ Equity

Shareholders’ equity increased compared to December 31, 2024 as a result of earning net income of $1,112.1 million in 2025 and an increase of $696.3 million, net of tax, in the fair value of our equity investments which are recorded at fair value through other comprehensive income. These were offset by dividends of $293.8 million of which $18.7 million was settled through the issuance of common shares pursuant to the DRIP.

2025 Management’s Discussion and Analysis	31

Liquidity and Capital Resources

Cash flow for the periods ended December 31, 2025 and 2024 was as follows:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions)	2025	2024	2025	2024
Net cash provided by operating activities	$426.5	$243.0	$1,493.7	$829.5
Net cash provided by (used in) investing activities	64.1	(31.1)	(2,033.0)	(537.3)
Net cash used in financing activities	(70.3)	(62.0)	(267.4)	(240.4)
Effect of exchange rate changes on cash and cash equivalents	13.9	(15.9)	26.3	(22.4)
Net change in cash and cash equivalents	$434.2	$134.0	$(780.4)	$29.4

Operating Activities

Net cash provided by operating activities was $426.5 million in Q4 2025 (Q4 2024 – $243.0 million) and $1,493.7 million in 2025 (2024 – $829.5 million). Operating cash flow in Q4 2025 was higher than in Q4 2024 primarily due to an increase in revenue and higher proceeds from sales of our gold and silver bullion. During Q4 2025 and 2025, we sold 3,000 gold ounces and 66,984 gold ounces, respectively, for gross proceeds of $12.5 million and $221.16 million, respectively. The timing of the sale of gold and silver bullion and stream inventory may vary from period to period.

Investing Activities

Net cash provided by investing activities was $64.1 million in Q4 2025 (Q4 2024 – net cash used of $31.1 million) and $2,033.0 million in 2025 (2024 – $537.3 million). Investing activities in Q4 2025 included proceeds from repayment of our loans to G Mining Ventures and EMX (prior to its acquisition by Elemental Altus), which provided $104.1 million in cash in the quarter. Also included in investing activities was the payment of the contingent consideration of $25.0 million in connection with the Arthur Gold royalty which closed earlier in the year. Investing activities in the first nine months of 2025 included the initial funding of $250.0 million for the Arthur Gold royalty, the acquisition of the Côté Gold royalty of $1,050.0 million, the closing of the Porcupine royalty of $300.0 million, the acquisition of Discovery subscription receipts of $48.6 million and the acquisition of the Western Limb Stream of $500.0 million. In 2025, we sold equity investments for cash proceeds of $109.9 million.

Financing Activities

For Q4 2025, net cash used in financing activities was $70.3 million (Q4 2024 – $62.0 million) and $267.4 million in 2025 (2024 – $240.4 million). Financing activities primarily related to the payment of dividends offset by proceeds from the exercise of stock options held by employees of the Company. During the quarter, we also drew down $175.0 million from our Corporate Revolver to finance part of the acquisition of the royalty on the Arthur Gold Project. The Corporate Revolver was fully repaid within the quarter.

2025 Management’s Discussion and Analysis	32

Capital Resources

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

Our capital resources comprise cash and cash equivalents, equity investments other than those held as long-term strategic investments, gold and silver bullion we receive from our royalties in kind, and our revolving credit facility.

Our cash and cash equivalents totaled $670.9 million as at December 31, 2025 (December 31, 2024 – $1,451.3 million). As at December 31, 2025, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our equity investments totaled $1,141.3 million as at December 31, 2025 (December 31, 2024 – $325.5 million). Of the total investments held, $1,093.3 million was held in publicly-traded equity instruments (December 31, 2024 – $316.8 million). Of the $1,093.3 million held in publicly-traded equity instruments, $138.0 million relates to our holdings of LIORC (December 31, 2024 – $127.3 million) which we consider being equivalent to a royalty and therefore hold as a long-term strategic investment.

As at the date of this MD&A, we have one unsecured revolving credit facility available of $1.0 billion, with an accordion of $500.0 million, and a maturity date of March 10, 2031. As at December 31, 2025, we had four standby letters of credit in the amount of $48.1 million (C$66.0 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduced the available balance under the Corporate Revolver such that we had a total of $951.9 million available under the Corporate Revolver. As a result of the CRA Settlement, these standby letters of credit were released subsequent to year-end.

Our near-term cash requirements include purchase commitments for the ongoing cost per ounce under stream agreements as outlined in the “Purchase Commitments” section, corporate administration costs, certain costs of operations, commitments under our various environmental and social initiatives, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues and interest income. We also have capital commitments in connection with royalty and stream agreements we have entered into, as detailed in the “Capital Commitments” section. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

As a royalty and stream company, we are subject to limited requirements for capital expenditures beyond our initial commitments at the time of entering into our agreements. Other than the capital commitments detailed in the “Capital Commitments” section of this MD&A, the acquisition of additional royalties, streams or other investments are entirely discretionary and will be consummated through the use of cash, equity investments and gold and silver bullion, as available, or through the issuance of common shares or other equity or debt securities, or the use of our Corporate Revolver.

Our results are impacted by foreign currency fluctuations relative to the U.S. dollar. Our largest exposure is with respect to the Canadian-U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our corporate general and administrative expenses and the depletion of our royalty, stream and working interests. We also have exposure to the Australian dollar due to our Australian subsidiary and to the Brazilian real due to our Vale royalty which is paid in Brazilian reales. We also have nominal exposure to the Chilean peso, the Peruvian sol, and the South African rand. In 2025, the Canadian dollar traded in a range of $0.6848 to $0.7376, ending at $0.7296; the Australian dollar traded between $0.5955 and $0.6717, ending at $0.6681; and the Brazilian real traded between 0.16002 and 0.189297, ending at 0.1822.

2025 Management’s Discussion and Analysis	33

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at December 31, 2025. The table does not reflect the acquisition of the Casa Berardi gold stream and the partial buyback of the Cascabel stream which are expected to occur subsequent to December 31, 2025. For further details, please refer to the “Corporate Developments” section of this MD&A.

	Attributable payable
	production to be purchased						Per ounce cash payment (1),(2)					Term of	Date of
Interest	Gold		Silver		PGM		Gold		Silver		PGM	agreement(3)	contract
Antamina	—%		22.5	% (4)	—%		n/a		5	% (5)	n/a	40 years	7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%		20	% (8)	20	% (9)	n/a	40 years	10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%		$400		$4.00		n/a	40 years	6-Oct-14
Cascabel	14	% (11)	—%		—%		20	% (12)	n/a		n/a	40 years	15-Jul-24
Cooke 4	7%		—%		—%		$400		n/a		n/a	40 years	5-Nov-09
Cobre Panamá Fixed Payment Stream	—	% (13)	—	% (14)	—%		$418	(15)	$6.27	(16)	n/a	40 years	19-Jan-18
Cobre Panamá Floating Payment Stream	—	% (17)	—	% (18)	—%		20	% (19)	20	% (20)	n/a	40 years	19-Jan-18
Condestable	—	% (21)	—	% (22)	—%		20	% (23)	20	% (24)	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%		$800		n/a		n/a	40 years	2-Oct-14
Karma	4.875%		—%		—%		20	% (25)	n/a		n/a	40 years	11-Aug-14
New Prosperity	22	% (26)	—%		—%		$400	(27)	n/a		n/a	40 years	12-May-10
Sabodala	—	% (28)	—%		—%		20	% (29)	n/a		n/a	40 years	25-Sep-20
Sudbury (30)	50%		—%		50%		$400		n/a		$400	40 years	15-Jul-08
Tocantinzinho	12.5	% (31)	—%		—%		20	% (32)	n/a		n/a	40 years	18-Jul-22
Western Limb	—	% (33)	—%		1	% (34)	5	% (35)	n/a		5%	40 years	28-Feb-25

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Cascabel, Guadalupe-Palmarejo, Karma, Sabodala, Tocantinzinho and Western Limb.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement. At December 31, 2025, a cumulative total of 32.1 million silver ounces have been delivered.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped. At December 31, 2025, a cumulative total of 531,810 gold ounces have been delivered.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped. At December 31, 2025, a cumulative total of 8.3 million silver ounces have been delivered.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold. At December 31, 2025, a cumulative total of 531,810 gold ounces have been delivered.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver. At December 31, 2025, a cumulative total of 8.3 million silver ounces have been delivered.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement. At December 31, 2025, a cumulative total of 650,089 gold ounces and 11.0 million silver ounces have been delivered.
11	Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered to Franco-Nevada (Barbados) Corporation under the agreement.
12	Purchase price is 20% of the spot price of gold at the time of delivery.
13	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate. At December 31, 2025, a cumulative total of 360,385 gold ounces have been delivered.
14	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate. At December 31, 2025, a cumulative total of 4.1 million silver ounces have been delivered.
15	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. At December 31, 2025, a cumulative total of 360,385 gold ounces have been delivered.
16	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment. At December 31, 2025, a cumulative total of 4.1 million silver ounces have been delivered.
17	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate. At December 31, 2025, a cumulative total of 90,096 gold ounces have been delivered.
18	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate. At December 31, 2025, a cumulative total of 1.0 million silver ounces have been delivered.
19	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. At December 31, 2025, a cumulative total of 90,096 gold ounces have been delivered.
20	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver. At December 31, 2025, a cumulative total of 1.0 million silver ounces have been delivered.
21	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate. At December 31, 2025, a cumulative total of 43,800 gold ounces have been delivered.
22	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate. At December 31, 2025, a cumulative total of 1.5 million ounces have been delivered.
23	Purchase price is 20% of the spot price of gold at the time of delivery.
24	Purchase price is 20% of the spot price of silver at the time of delivery.
25	Purchase price is 20% of the average gold price at the time of delivery.
26	Franco-Nevada has the right to acquire a 22% gold stream on New Prosperity for $350.0 million.
27	Purchase price is subject to a 1% annual increase, compounding annually, that commenced in May 2014.
28	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would

2025 Management’s Discussion and Analysis	34

have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
29	Purchase price is 20% of prevailing market price at the time of delivery.
30	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
31	Percentage decreases to 7.5% after 300,000 ounces of gold have been delivered under the agreement. At December 31, 2025, a cumulative total of 85,440 gold ounces have been delivered.
32	Purchase price is 20% of the spot price of gold at the time of delivery.
33	Gold deliveries are referenced to platinum, palladium, rhodium and gold (“4E”) ounces contained in concentrate with deliveries of gold ounces initially equal to 1.1% of 4E PGM ounces contained in concentrate, until 87,500 ounces of gold delivered. Thereafter, deliveries of gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate, until a total of 237,000 ounces of gold delivered. Thereafter, 80.0% of gold contained in concentrate. At December 31, 2025, a cumulative total of 16,933 ounces of gold have been delivered.
34	Percentage increases to 2.1% of platinum contained in concentrate after 48,000 ounces of platinum delivered. Platinum deliveries are capped at 294,000 ounces of platinum. At December 31, 2025, a cumulative total of 9,174 platinum ounces have been delivered.
35	After 237,000 ounces of gold delivered, purchase price is 10% of the spot price of gold. At December 31, 2025, a cumulative total of 16,933 ounces of gold have been delivered.

Capital Commitments

As at December 31, 2025, we have the following investment commitments with respect to our royalty and stream interests:

Asset	Commitment	Obligating Event
Cascabel stream	$478.3 million (reduced to $239.2 million following the operator's buy-back of 50% of the Cascabel stream exercised subsequent to 2025 year-end)

Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of SolGold plc, and availability of the remainder of the required project financing

Royalty Acquisition Venture with Continental	$36.5 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
Yanacocha royalty	118,534 Franco-Nevada common shares (equivalent to $15.0 million at closing)	Achievement of commercial production and receipt of royalty payments from the Conga project for a full year within 20 years of the August 13, 2024 purchase agreement
Copper World royalty	$12.5 million

50% of commitment payable upon the project having all necessary permits and approvals and being free of legal challenges. 50% of commitment payable upon Franco-Nevada receiving royalty payments from the operator. Proportionate reduction of such contingent payments for a smaller-scale mine having anticipated life of mine production of copper contained in concentrate between 550,000 short tons and 1,703,000 short tons

Salares Norte (Rio Baker) royalty	$8.0 million	Receipt of Rio Baker royalty payments (excluding proceeds from the exercise by Gold Fields Limited of a partial buy-back option on the royalty) in excess of $15 million
Elemental Altus Royalties Corp.	$4.9 million	Sourcing by Elemental Altus (previously EMX) of newly created precious metals and copper royalties meeting specified criteria within three years of the June 27, 2023 joint acquisition agreement
Eskay Creek royalty	C$4.5 million

Skeena Resources having obtained mineral and surface rights to the materials contained in the Albino Lake storage facility, and such materials containing at least 300,000 ounces of contained gold that are contemplated to be mined in a mine plan approved by the board of Skeena Resources

Gold Quarry	$1.0 million	An increase in the minimum annual royalty amount during any calendar year preceding January 1, 2030
Yilgarn Star royalty	A$1.5 million	Commencement of commercial mining within 18 months of the December 24, 2025 agreement date

We also have commitments related to environmental and social initiatives in connection with our acquisition of royalty and stream interests.

2025 Management’s Discussion and Analysis	35

Contingencies

(a)	Cobre Panamá

On June 18, 2025, we agreed to suspend the arbitration against the GOP we had filed under the Canada-Panama Free Trade Agreement with the International Centre for Settlement of Investment Disputes on June 27, 2024.

(b)	Canada Revenue Agency Audit

Settlement of Canada Revenue Agency Transfer Pricing Tax Dispute

From December of 2018 to November of 2024, the Company received Notices of Reassessment from the CRA for taxation years 2013 to 2019 (the “Reassessments”) in relation to its Mexican and Barbadian subsidiaries. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserted that a majority of the income earned by the Mexican and Barbadian subsidiaries should have been included in the income of the Company and subject to tax in Canada. The Reassessments resulted in $204.7 million (C$280.3 million) of additional Federal and provincial income taxes, transfer pricing penalties, and interest and other penalties.

The Company filed formal Notices of Objection with the CRA against the Reassessments and commenced an appeal in the Tax Court of Canada with respect to the Reassessments for the 2013-2015 taxation years. The Company also posted security for 50% of the reassessed amounts in the form of cash totaling $44.7 million (C$61.4 million) and standby letters of credit totaling $48.1 million (C$66.0 million), as referenced in Note 9 and Note 13 of the financial statements, respectively.

On September 11, 2025, the Company reached a settlement with the CRA (the “CRA Settlement”) which provides for a final resolution of the Company’s tax dispute in connection with the Reassessments.

CRA Settlement Highlights:

●	The CRA Settlement will not require the payment of any tax in Canada on the foreign earnings of the Company’s Barbadian and Mexican subsidiaries for the 2013 to 2019 taxation years.
●	The service fee charged by the Company for certain services provided to the Barbadian and Mexican subsidiaries will be adjusted to increase the mark-up applied to the Company’s cost of providing those services from the current range of 7-20% to 30%.
●	The additional service fee will result in the Company being subjected to Canadian tax on additional income of C$1.4 million in Canada for the 2013 to 2019 taxation years. After the application of non-capital losses, the Company does not anticipate any additional cash taxes will arise in respect of these years as a result of the CRA Settlement.
●	Transfer pricing penalties reflected in the Reassessments will be reversed. The interest charges reflected in the Reassessments will be reduced and adjusted consequentially to the adjustments described above.
●	The CRA Settlement is not legally binding on the CRA for years after 2019, however, the Company believes the transfer pricing principles established by the CRA Settlement will apply to years after 2019, including the 2020 and 2021 taxation years which are currently under audit, provided there are no material changes to the facts or law. On November 4, 2025, the Canadian Federal Government announced proposed changes to the transfer pricing legislation which, if enacted, would apply from 2026 onwards. The Company is in the process of evaluating the potential impact of these proposals.

In Q4 2025, the CRA issued revised Notices of Reassessment to the Company to reflect the adjustments under the CRA Settlement. The Company expects that the amounts that were posted as security for the Reassessments in the form of standby letters of credit totaling $48.1 million (C$66.0 million), and cash totaling $44.7 million (C$61.4 million) will be fully refunded plus interest of approximately $5.5 million (C$7.5 million), which has been accounted for in the year. Subsequent to year-end, the Company received cash refunds totaling $30.0 million (C$41.2million) and all standby letters of credit were released. The Company expects the remaining cash deposit balance to be returned in the short-term.

2025 Management’s Discussion and Analysis	36

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our material accounting policies and estimates are disclosed in Notes 2 and 3 of our audited consolidated financial statements for the year ended December 31, 2025.

New and Amended Accounting Standards Adopted by the Company

There were no new or amended accounting standards adopted in the current year.

New Accounting Standards Issued But Not Yet Effective

Certain new and amended accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently assessing the impact of the new standard.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments include:

●	A clarification that a financial liability is derecognized on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date;
●	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed;
●	Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments; and
●	The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at FVTOCI.

The Amendments are effective for annual periods starting on or after January 1, 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Company does not anticipate that the amendments will have a material effect on the Company’s financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR+ at www.sedarplus.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

2025 Management’s Discussion and Analysis	37

As of March 10, 2026, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	192,798,692
Issuable upon exercise of Franco-Nevada options(1)	535,808
Issuable upon vesting of Franco-Nevada RSUs(2)	107,257
Diluted common shares	193,441,757
1	There were 535,808 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$75.45 to C$231.18 per share. The above table assumes all stock options are exercisable.
2	There were 33,515 time-based RSUs and 73,742 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 200% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

During the year ended December 31, 2025, we did not issue or have any outstanding preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this Annual Report fairly represents, in all material respects, the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this Annual Report.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this Annual Report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out by our management, with the participation of our President & Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on that evaluation, management, under the supervision of our President & CEO and CFO, has concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2025.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a–15(e) and Rule 15d–15(e) under the U.S. Securities Exchange Act of 1934), and based on this evaluation, management concluded that Franco-Nevada's disclosure controls and procedures were effective as of December 31, 2025.

For the year ended December 31, 2025, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Management’s report on the effectiveness of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s annual consolidated financial statements for the fiscal year ended December 31, 2025.

2025 Management’s Discussion and Analysis	38

Gold Equivalent Ounces and Net Gold Equivalent Ounces

Gold Equivalent Ounces

GEOs include Franco-Nevada’s attributable share of production from all of our royalties, streams and working interests, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Where the Company receives gold and silver bullion in-kind as payment for its royalties, GEOs are recognized at the time of receipt of such bullion.

Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. Beginning in 2026, the Company will be adopting fixed GEO conversion ratios based on the pricing assumptions outlined in our guidance for that year. This methodology replaces our previous methodology which was based on variable GEO conversion ratios using prevailing market prices. For illustrative purposes, please refer to the average commodity price table on pages 18 and 23 of this MD&A for indicative prices which may be used in the calculation of GEOs for the years ended December 31, 2025 and 2024, respectively.

Net Gold Equivalent Ounces

Net GEOs are GEOs sold, net of direct operating costs, including, for our stream GEOs, the associated ongoing cost per ounce. We use Net GEOs to reflect that GEOs from royalty interests have different economics than GEOs from stream interests due to the ongoing cost per ounce associated with GEOs from streams. We calculate Net GEOs on a quarterly basis by dividing Cash Costs (as defined below in the “Non-GAAP Financial Measures” section) by the average gold price (based on the LBMA PM Fix during the period), and subtracting this total from GEOs sold in the period.

Calculation of Net Gold Equivalent Ounces:

(expressed in millions, excepts GEOs and Average Gold Price)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	For the year ended December 31, 2025
GEOs	126,585	112,093	138,772	141,656	519,106
Less:
Cash Costs	$38.5	$33.5	$47.2	$49.6	$168.8
Divided by: Average gold price per ounce	$2,863	$3,279	$3,456	$4,145	$3,425
	13,447	10,217	13,657	11,966	49,287
Net GEOs	113,138	101,876	125,115	129,690	469,819

(expressed in millions, excepts GEOs and Average Gold Price)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	For the year ended December 31, 2024
GEOs	122,897	110,264	110,110	120,063	463,334
Less:
Cash Costs	$33.6	$29.1	$31.9	$34.4	$129.0
Divided by: Average gold price per ounce	$2,072	$2,338	$2,477	$2,662	$2,369
	16,216	12,447	12,878	12,923	54,464
Net GEOs	106,681	97,817	97,232	107,140	408,870

2025 Management’s Discussion and Analysis	39

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO Sold

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold is calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO sold are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2025	2024	2025	2024
Total costs of sales	$136.9	$94.4	$475.5	$354.3
Depletion and depreciation	(87.3)	(60.0)	(306.7)	(225.3)
Cash Costs	$49.6	$34.4	$168.8	$129.0
GEOs	141,656	120,063	519,106	463,334
Cash Costs per GEO sold	$350	$287	$325	$278

2025 Management’s Discussion and Analysis	40

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and earnings per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Gains/losses on disposal of royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Changes in fair value of equity investments, loans receivable and other financial instruments; and
●	Foreign exchange gains/losses and other income/expenses.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada and its ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2025	2024	2025	2024
Net income	$367.7	$175.4	$1,112.1	$552.1
Income tax expense	100.6	46.8	303.9	211.8
Finance expenses	0.8	0.7	3.1	2.6
Finance income	(2.5)	(13.5)	(28.2)	(60.6)
Depletion and depreciation	87.3	60.0	306.7	225.3
Impairment reversal	—	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(12.7)	8.0	(36.7)	20.7
Adjusted EBITDA	$541.2	$277.4	$1,656.1	$951.6
Basic weighted average shares outstanding	192.8	192.5	192.7	192.4

Basic earnings per share	$1.91	$0.91	$5.77	$2.87
Income tax expense	0.52	0.24	1.58	1.10
Finance expenses	—	—	0.02	0.01
Finance income	(0.01)	(0.07)	(0.16)	(0.31)
Depletion and depreciation	0.45	0.31	1.59	1.17
Impairment reversal	—	—	(0.02)	—
Gain on disposal of royalty interests	—	—	—	—
Foreign exchange (gain) loss and other (income) expenses	(0.06)	0.05	(0.19)	0.11
Adjusted EBITDA per share	$2.81	$1.44	$8.59	$4.95

2025 Management’s Discussion and Analysis	41

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted EBITDA Margin)	2025	2024	2025	2024
Adjusted EBITDA	$541.2	$277.4	$1,656.1	$951.6
Revenue	597.3	321.0	1,822.8	1,113.6
Adjusted EBITDA Margin	90.6%	86.4%	90.9%	85.5%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Gains/losses on disposal of royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Changes in fair value of equity investments, loans receivable and other financial instruments;
●	Impact of income taxes on these items;
●	Income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and
●	Income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that, in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the items that are adjusted for are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

2025 Management’s Discussion and Analysis	42

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2025	2024	2025	2024
Net income	$367.7	$175.4	$1,112.1	$552.1
Impairment reversal	—	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(12.7)	8.0	(36.7)	20.7
Tax effect of adjustments	1.2	(0.4)	4.6	(2.4)
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	—	—	49.1
Change in unrecognized deferred income tax assets	—	0.3	—	(1.1)
Adjusted Net Income	$356.2	$183.3	$1,075.2	$618.1
Basic weighted average shares outstanding	192.8	192.5	192.7	192.4

Basic earnings per share	$1.91	$0.91	$5.77	$2.87
Impairment reversal	—	—	(0.02)	—
Gain on disposal of royalty interests	—	—	—	—
Foreign exchange (gain) loss and other (income) expenses	(0.07)	0.04	(0.19)	0.11
Tax effect of adjustments	0.01	—	0.02	(0.01)
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	—	—	0.26
Change in unrecognized deferred income tax assets	—	—	—	(0.02)
Adjusted Net Income per share	$1.85	$0.95	$5.58	$3.21

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Franco-Nevada uses Adjusted Net Income Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted Net Income Margin:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted Net Income Margin)	2025	2024	2025	2024
Adjusted Net Income	$356.2	$183.3	$1,075.2	$618.1
Revenue	597.3	321.0	1,822.8	1,113.6
Adjusted Net Income Margin	59.6%	57.1%	59.0%	55.5%

2025 Management’s Discussion and Analysis	43

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, any ongoing or future audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panamá mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Brazilian real, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any ongoing or future audits by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panamá mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2025 Management’s Discussion and Analysis	44

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